UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

 Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Parent’s Separate and Consolidated Interim Financial Information as of and the Three-month period Ended September 30, 2020 and Report on Review of Interim Financial Information
2.	3Q20 Earnings Release
3.	Board of Directors minutes
4.	Corporate Nomination Policy for Members of The Board Of Directors, Advisory Committees and Executive Officers Board

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent’s Separate and Consolidated

Interim Financial Information

as of and the Nine-month Period

Ended September 30, 2020 and

Report on Review of Interim

Financial Information

KPMG Auditores Independentes

1

Ultrapar Participações S.A. and Subsidiaries

Parent’s Separate and Consolidated

Interim Financial Information

As of and the Nine-month Period Ended September 30, 2020

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the Review of quarterly Information – ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information - ITR Form for the quarter ended September 30, 2020, which comprise the statements of financial position as of September 30, 2020 and related statements of income, comprehensive income for the three and nine-month period then ended and changes in shareholder´s equity and cash flows for the nine-month  period then ended, including explanatory notes.

The Company´s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21 (R1)  Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information - ITR.  Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of Review

Our review was conducted in accordance with the Brazilian and International Review Standards of interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

3

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the Accounting Committee and by IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Exchange Commission - CVM.

Other matters

Interim statements of value added

The individual and consolidated interim statements of value added (DVA) for the nine-month period ended September 30, 2020, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, according to the criteria defined in this Standard and consistently in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, November 04, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original report in Portuguese signed by)

Márcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

4

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of September 30, 2020 and December 31, 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Assets
Current assets
Cash and cash equivalents	4.a	936,880	42,580	2,996,333	2,115,379
Financial investments and hedging instruments	4.b	109,888	95,829	5,582,703	3,090,212
Trade receivables	5.a	-	-	3,303,691	3,635,834
Reseller financing	5.b	-	-	497,853	436,188
Inventories	6	-	-	3,539,607	3,715,560
Recoverable taxes	7.a	-	-	890,852	1,122,335
Recoverable income and social contribution taxes	7.b	51,557	49,750	253,700	325,343
Dividends receivable		213	3,074	269	3,630
Other receivables		30,896	6,321	69,134	36,765
Prepaid expenses	10	4,450	72	136,357	111,355
Contractual assets with customers – exclusive rights	11	-	-	481,130	465,454
Total current assets		1,133,884	197,626	17,751,629	15,058,055

Non-current assets
Financial investments and hedging instruments	4.b	-	-	1,218,753	506,506
Trade receivables	5.a	-	-	86,864	53,666
Reseller financing	5.b	-	-	428,334	364,748
Related parties	8.a	750,000	759,123	490	490
Deferred income and social contribution taxes	9.a	50,566	41,613	1,068,244	653,694
Recoverable taxes	7.a	-	-	1,321,336	767,360
Recoverable income and social contribution taxes	7.b	39,447	39,447	251,749	104,947
Escrow deposits	22.a	2	17	952,396	921,443
Indemnification asset – business combination	22.c	-	-	193,738	193,496
Other receivables		-	-	2,753	3,430
Prepaid expenses	10	4,417	255	79,819	69,216
Contractual assets with customers – exclusive rights	11	-	-	1,183,448	1,000,535
Total long term assets		844,432	840,455	6,787,924	4,639,531
Investments
In subsidiaries	12.a	10,132,390	10,085,953	-	-
In joint ventures	12.a; 12.b	-	18,792	142,611	153,076
In associates	12.c	-	-	25,788	25,750
Others		-	-	2,793	2,793
		10,132,390	10,104,745	171,192	181,619
Right to use assets	13	36,281	5,799	2,162,951	1,980,912
Property, plant, and equipment	14	12,948	2,532	7,976,109	7,572,762
Intangible assets	15	251,516	246,163	1,762,248	1,762,593
Total non-current assets		11,277,567	11,199,694	18,860,424	16,137,417
Total assets		12,411,451	11,397,320	36,612,053	31,195,472

The accompanying notes are an integral part of the interim financial information

5

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of September 30, 2020 and December 31, 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Liabilities
Current liabilities
Loans, financing and hedge derivative financial instruments	16	1,024,548	-	3,004,368	867,871
Debentures	16.g	1,422	28,713	960,088	249,570
Trade payables	17	4,385	2,173	2,578,498	2,158,478
Trade payables – reverse factoring	17	-	-	868,894	541,593
Salaries and related charges	18	36,287	958	513,987	405,636
Taxes payable	19	842	389	310,332	269,922
Dividends payable	25.h	14,750	14,689	16,469	16,694
Income and social contribution taxes payable		-	-	109,358	164,757
Post-employment benefits	20.b	-	-	29,522	28,951
Provision for asset retirement obligation	21	-	-	4,655	3,847
Provision for tax, civil, and labor risks	22.a	505	-	41,968	40,455
Leases payable	13	4,585	144	247,678	206,396
Other payables		9,891	3	290,370	213,273
Deferred revenue	23	-	-	26,901	27,626
Total current liabilities		1,097,215	47,069	9,003,088	5,195,069

Non-current liabilities
Loans, financing and hedge derivative financial instruments	16	-	-	9,240,591	6,907,113
Debentures	16.g	1,723,928	1,723,368	5,550,879	6,368,168
Related parties	8.a	5,199	4,220	3,853	3,925
Deferred income and social contribution taxes	9.a	-	-	52,177	7,531
Post-employment benefits	20.b	4,111	-	234,408	243,916
Provision for asset retirement obligation	21	-	-	47,866	47,395
Provision for tax, civil, and labor risks	22.a; 22.c	280	399	844,621	884,140
Leases payable	13	34,294	5,855	1,584,095	1,382,277
Subscription warrants – indemnification	24	70,481	130,657	70,481	130,657
Provision for short-term liabilities of subsidiaries and joint venture	12.a; 12.b	47,969	27,497	884	-
Other payables		3,639	-	151,810	190,106
Total non-current liabilities		1,889,901	1,891,996	17,781,665	16,165,228

Equity
Share capital	25.a; 25.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	16,479	11,970	16,479	11,970
Capital reserve	25.d	594,049	542,400	594,049	542,400
Treasury shares	25.c	(489,068)	(485,383)	(489,068)	(485,383)
Revaluation reserve on subsidiaries	25.e	4,383	4,522	4,383	4,522
Profit reserves	25.f	3,995,414	3,995,414	3,995,414	3,995,414
Retained earnings		467,022	-	467,022	-
Valuation adjustments	25.g.1	(636,801)	(146,317)	(636,801)	(146,317)
Cumulative translation adjustments	25.g.2	301,105	102,427	301,105	102,427
Additional dividends to the minimum mandatory dividends	25.h	-	261,470	-	261,470
Equity attributable to:
Shareholders of the Company		9,424,335	9,458,255	9,424,335	9,458,255
Non-controlling interests in subsidiaries		-	-	402,965	376,920
Total equity		9,424,335	9,458,255	9,827,300	9,835,175
Total liabilities and equity		12,411,451	11,397,320	36,612,053	31,195,472

The accompanying notes are an integral part of the interim financial information.

6

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the nine-month period ended September 30, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Net revenue from sales and services	26	-	-	58,025,450	65,635,188
Cost of products and services sold	27	-	-	(53,925,516)	(61,161,756)
Gross profit		-	-	4,099,934	4,473,432

Operating income (expenses)
Selling and marketing	27	-	-	(1,854,841)	(1,961,011)
Expected reversion (losses) on doubtful accounts		-	-	(29,078)	(27,505)
General and administrative	27	-	-	(1,076,974)	(1,245,013)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	-	-	35,926	908
Other operating income, net	29	1,192	316	114,247	100,034

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		1,192	316	1,289,214	1,340,845
Share of profit (loss) of subsidiaries, joint ventures and associates	12	503,960	627,153	(30,515)	(18,295)
Operating income before financial income (expenses) and income and social contribution taxes		505,152	627,469	1,258,699	1,322,550
Financial income	30	33,850	100,451	306,813	401,880
Financial expenses	30	(80,427)	(90,967)	(712,639)	(656,629)
Financial result, net	30	(46,577)	9,484	(405,826)	(254,749)
Income before income and social contribution taxes		458,575	636,953	852,873	1,067,801
Income and social contribution taxes
Current	9.b; 9.c	(170)	-	(403,482)	(306,692)
Deferred	9.b	8,953	3,109	46,804	(90,500)
		8,783	3,109	(356,678)	(397,192)
Net income for the period		467,358	640,062	496,195	670,609
Income attributable to:
Shareholders of the Company		467,358	640,062	467,358	640,062
Non-controlling interests in subsidiaries		-	-	28,837	30,547
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.4293	0.5903	0.4293	0.5903
Diluted	31	0.4268	0.5869	0.4268	0.5869

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the three-month period ended September 30, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Net revenue from sales and services	26	-	-	20,762,078	23,203,290
Cost of products and services sold	27	-	-	(19,123,322)	(21,580,190)
Gross profit		-	-	1,638,756	1,623,100

Operating income (expenses)
Selling and marketing	27	-	-	(658,104)	(651,592)
Expected reversion (losses) on doubtful accounts		-	-	27,438	38,135
General and administrative	27	-	-	(373,853)	(445,539)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	-	-	15,016	1,963
Other operating income, net	29	636	(104)	(45,907)	53,214

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		636	(104)	603,346	619,281
Share of profit (loss) of subsidiaries, joint ventures and associates	12	285,818	302,596	(4,817)	(8,247)
Operating income before financial income (expenses) and income and social contribution taxes		286,454	302,492	598,529	611,034
Financial income	30	2,081	24,112	71,649	125,592
Financial expenses	30	(28,794)	(31,504)	(229,517)	(288,993)
Financial result, net	30	(26,713)	(7,392)	(157,868)	(163,401)
Income before income and social contribution taxes		259,741	295,100	440,661	447,633
Income and social contribution taxes
Current	9.b; 9.c	-	-	(183,850)	(47,244)
Deferred	9.b	5,692	2,700	20,490	(93,066)
		5,692	2,700	(163,360)	(140,310)
Net income for the period		265,433	297,800	277,301	307,323
Income attributable to:
Shareholders of the Company		265,433	297,800	265,433	297,800
Non-controlling interests in subsidiaries		-	-	11,868	9,523
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.2437	0.2746	0.2437	0.2746
Diluted	31	0.2422	0.2730	0.2422	0.2730

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the nine-month period ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

	Note	Parent		Consolidated
		09/30/2020	09/30/2019	09/30/2020	09/30/2019
Net income for the period		467,358	640,062	496,195	670,609
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net	25.g.1	274	(57)	274	(57)
Fair value adjustments of financial instruments of subsidiaries, net	25.g.1	(491,544)	(103,062)	(491,544)	(103,041)
Fair value adjustments of financial instruments of joint ventures, net	25.g.1	786	83	786	83
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g.2	198,678	23,388	198,678	23,388
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	25.g.1	-	238	-	238
Total comprehensive income for the period		175,552	560,652	204,389	591,220
Total comprehensive income for the period attributable to shareholders of the Company		175,552	560,652	175,552	560,652
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	28,837	30,568

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

	Note	Parent		Consolidated
		09/30/2020	09/30/2019	09/30/2020	09/30/2019
Net income for the period		265,433	297,800	277,301	307,323
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net	25.g.1	(158)	238	(158)	238
Fair value adjustments of financial instruments of subsidiaries, net	25.g.1	(14,771)	(119,042)	(14,771)	(119,042)
Fair value adjustments of financial instruments of joint ventures, net	25.g.1	(1,075)	2,450	(1,075)	2,450
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g.2	62,556	29,274	62,556	29,274
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	25.g.1	-	-	-	-
Total comprehensive income for the period		311,985	210,720	323,853	220,243
Total comprehensive income for the period attributable to shareholders of the Company		311,985	210,720	311,985	210,720
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	11,868	9,523

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the nine-month period ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175
Net income for the period		-	-	-	-	-	-	-	-	-	467,358	-	467,358	28,837	496,195
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes	25.g.1	-	-	-	-	-	-	-	274	-	-	-	274	-	274
Fair value adjustments of available for financial instruments, net of income taxes (subsidiaries)	12.a; 25.g.1	-	-	-	-	-	-	-	(490,758)	-	-	-	(490,758)	-	(490,758)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	-	-	-	-	-	-	-	-	198,678	-	-	198,678	-	198,678
Total comprehensive income for the period		-	-	-	-	-	-	-	(490,484)	198,678	467,358	-	175,552	28,837	204,389
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25.d	-	-	54,763	-	-	-	-	-	-	-	-	54,763	-	54,763
Stock plan	8.c	-	-	(3,114)	(3,685)	-	-	-	-	-	-	-	(6,799)	-	(6,799)
Equity instrument granted	25.b	-	2,906	-	-	-	-	-	-	-	-	-	2,906	-	2,906
Equity instrument granted (subsidiaries)	12.a; 25.b	-	1,603	-	-	-	-	-	-	-	-	-	1,603	-	1,603
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(139)	-	-	-	-	139	-	-	-	-
Loss due to the payments fixed dividends to preferred shares		-	-	-	-	-	-	-	-	-	(516)	-	(516)	-	(516)
Shareholder transaction – changes of investiments		-	-	-	-	-	-	-	-	-	41	-	41	-	41
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(2,792)	(2,792)
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(261,470)	(261,470)	-	(261,470)
Balance as of September 30, 2020		5,171,752	16,479	594,049	(489,068)	4,383	705,341	3,290,073	(636,801)	301,105	467,022	-	9,424,335	402,965	9,827,300

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the nine-month period ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	-	109,355	9,448,105	351,924	9,800,029
Net income for the period		-	-	-	-	-	-	-	-	-	640,062	-	640,062	30,547	670,609
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes	25.g.1	-	-	-	-	-	-	-	(57)	-	-	-	(57)	-	(57)
Fair value adjustments of available for financial instruments, net of income taxes (subsidiaries)	25.g.1	-	-	-	-	-	-	-	(102,979)	-	-	-	(102,979)	21	(102,958)
Actuarial gain of post-employment benefits, net of income taxes	12.a; 25.g.1	-	-	-	-	-	-	-	238	-	-	-	238	-	238
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.1	-	-	-	-	-	-	-	-	23,388	-	-	23,388	-	23,388
Total comprehensive income for the period		-	-	-	-	-	-	-	(102,798)	23,388	640,062	-	560,652	30,568	591,220
Equity instrument granted	25.b	-	5,387	-	-	-	-	-	-	-	-	-	5,387	-	5,387
Shareholder transaction - gain in reimbursement of shares pref. B from Oxiteno Nordeste		-	-	-	-	-	-	-	-	-	208	-	208	(208)	-
Realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(144)	-	-	-	-	144	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	-	-	-	-	-	(27)	-	(27)	-	(27)
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(1,521)	(1,521)
Redemption of non-controlling shares of Oxiteno Nordeste		-	-	-	-	-	-	-	-	-	-	-	-	(2,180)	(2,180)
Capital increase from Iconic non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	-	-	6,996	6,996
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(109,355)	(109,355)	-	(109,355)
Interim dividends (R$ 0.20 per share of the Company)	25.h	-	-	-	-	-	-	-	-	-	(217,382)	-	(217,382)	-	(217,382)
Balance as of September 30, 2019		5,171,752	9,696	542,400	(485,383)	4,568	686,665	3,412,427	(166,787)	89,245	423,005	-	9,687,588	385,579	10,073,167

The accompanying notes are an integral part of the interim financial information.

17

12

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the nine-month period ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

	Note	Parent		Consolidated
		09/30/2020	09/30/2019	09/30/2020	09/30/2019
Cash flows from operating activities
Net income for the period		467,358	640,062	496,195	670,609
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(503,960)	(627,153)	30,515	18,295
Amortization of contractual assets with customers – exclusive rights	11	-	-	224,441	273,383
Amortization of right to use assets	13.a	3,238	-	242,147	219,225
Depreciation and amortization	14; 15	1,877	-	698,363	623,620
PIS and COFINS credits on depreciation	14; 15	-	-	11,487	11,134
Interest and foreign exchange rate variations		68,251	4,433	768,843	1,083,929
Deferred income and social contribution taxes	9.b	(8,953)	(3,109)	(46,804)	90,500
(Loss) Gain on disposal of property, plant, and equipment and intangibles	28	-	-	(35,926)	(908)
Expected losses on doubtful accounts	5	-	-	29,078	27,505
Provision for losses in inventories	6	-	-	(829)	3,039
Provision for post-employment benefits	20.b	(1,490)	-	(18,626)	(1,888)
Equity instrument granted	8.c	2,906	-	4,509	5,387
Other provisions and adjustments		1,164	657	(1,044)	(2,098)
		30,391	14,890	2,402,349	3,021,732
(Increase) decrease in current assets
Trade receivables and reseller financing	5	-	-	255,238	225,745
Inventories	6	-	-	180,834	71,197
Recoverable taxes	7	(1,807)	1,617	303,126	(406,277)
Dividends received from subsidiaries and joint ventures		299,746	1,521,209	4,718	3,729
Other receivables		(24,575)	(1,794)	(32,371)	(17,950)
Prepaid expenses	10	(4,378)	(114)	(65,045)	12,681
Increase (decrease) in current liabilities
Trade payables	17	2,212	766	607,361	(344,167)
Salaries and related charges	18	35,329	730	108,351	3,889
Taxes payable	19	453	(11,238)	40,410	2,207
Income and social contribution taxes		-	(9,238)	171,870	118,411
Post-employment benefits	20.b	-	-	571	(3,418)
Provision for tax, civil, and labor risks	22.a	505	-	1,513	15,014
Other payables		3,089	(3,975)	66,381	87,063
Deferred revenue	23	-	-	(725)	(5,692)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	-	-	(96,784)	39,915
Recoverable taxes	7	-	9,238	(700,778)	7,067
Escrow deposits		15	(16)	(30,953)	(38,636)
Other receivables		-	-	436	51
Prepaid expenses	10	(4,162)	(1)	5,264	(11,772)

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows – Indirect Method

For the nine-month period ended September 30, 2020 and 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
		09/30/2020	09/30/2019	09/30/2020	09/30/2019
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	5,602	-	9,118	257
Provision for tax, civil, and labor risks	22.a; 22.c	(119)	(399)	(39,519)	(12,753)
Other payables		4,618	213	(37,011)	43,283
Deferred revenue	23	-	-	-	(11,850)
Payments of contractual assets with customers – exclusive rights	11	-	-	(296,765)	(231,737)
Income and social contribution taxes paid		-	-	(227,269)	(118,924)
Net cash provided by operating activities		346,919	1,521,888	2,630,320	2,449,065
Cash flows from investing activities
Financial investments, net of redemptions	4.b	(14,059)	487,073	(1,567,079)	(841,235)
Acquisition of property, plant, and equipment	14	(7,575)	(641)	(587,087)	(669,805)
Acquisition of intangible assets	15	(10,071)	-	(112,335)	(75,839)
Capital increase in subsidiary	12.a	(90,580)	(1,453,964)	-	-
Capital increase in joint venture	12.b	-	-	(20,000)	(22,939)
Initial direct costs of right to use assets	13	-	-	-	(69,490)
Proceeds from disposal of property, plant, and equipment and intangibles	28	-	-	86,012	28,661
Net cash used in investing activities		(122,285)	(967,532)	(2,200,489)	(1,650,647)
Cash flows from financing activities
Loans and debentures
Proceeds	16	994,996	-	3,591,624	2,016,429
Repayments	16	-	-	(2,280,152)	(2,160,567)
Interest paid	16	(68,788)	(112,675)	(478,755)	(1,220,707)
Payments of lease	13	(4,256)	-	(266,490)	(237,225)
Dividends paid	25.h	(261,409)	(594,380)	(264,487)	(596,479)
Redemption of non-controlling shares of Oxiteno Nordeste	3.b.2	-	-	-	(2,180)
Capital increase from Iconic non-controlling shareholders		-	-	-	6,996
Related parties	8.a	9,123	51,439	(72)	(122)
Net cash provided by (used in) financing activities		669,666	(655,616)	301,668	(2,193,855)
Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	149,455	9,780
Increase (decrease) in cash and cash equivalents		894,300	(101,260)	880,954	(1,385,657)
Cash and cash equivalents at the beginning of the period	4.a	42,580	172,315	2,115,379	3,938,951
Cash and cash equivalents at the end of the period	4.a	936,880	71,055	2,996,333	2,553,294
Transactions without cash effect:
Addition on right to use assets and leases payable	13.a	33,890	-	407,148	244,650
Initial direct costs of right to use assets	13.a	-	-	-	20,374
Addition on contractual assets with customers – exclusive rights	11	-	-	139,960	-
Reversion fund – private pension	10	-	-	47,088	-

The accompanying notes are an integral part of the interim financial information.

14

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the nine-month period ended September 30, 2020 and 2019

(In thousands of Brazilian Reais, except percentages)

	Note	Parent				Consolidated
		09/30/2020%		09/30/2019%		09/30/2020%		09/30/2019%
Revenue
Gross revenue from sales and services, except rents and royalties	26	-		-		62,473,739		69,823,702
Rebates, discounts, and returns	26	-		-		(1,237,466)		(1,114,791)
Expected losses on doubtful accounts		-		-		(29,078)		(27,505)
Amortization of contractual assets with customers – exclusive rights	11	-		-		(224,441)		(273,383)
Gain (loss) on disposal of property, plant, and equipment and intangibles and other operating income, net	28; 29	-		-		150,173		100,942
		-		-		61,132,927		68,508,965
Materials purchased from third parties
Raw materials used		-		-		(4,344,264)		(4,278,154)
Cost of goods, products, and services sold		-		-		(49,526,025)		(57,022,478)
Third-party materials, energy, services, and others		121,517		8,065		(1,926,454)		(2,009,651)
Provisions for losses of assets		-		-		(35,038)		(20,007)
		121,517		8,065		(55,831,781)		(63,330,290)
Gross value added		121,517		8,065		5,301,146		5,178,675
Deductions
Depreciation and amortization	14; 15	(5,115)		-		(940,510)		(842,845)
PIS and COFINS credits on depreciation	14; 15	-		-		(11,487)		(11,134)
		(5,115)		-		(951,997)		(853,979)
Net value added by the Company		116,402		8,065		4,349,149		4,324,696
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures, and associates	12	503,960		627,153		(30,515)		(18,295)
Rents and royalties	26	-		-		82,147		111,861
Financial income	30	33,850		100,451		306,813		401,880
		537,810		727,604		358,445		495,446
Total value added available for distribution		654,212		735,669		4,707,594		4,820,142
Distribution of value added
Labor and benefits		93,657	15	6,369	1	1,432,270	30	1,609,804	34
Taxes, fees, and contributions		6,913	1	655	-	2,195,537	47	1,941,113	40
Financial expenses and rents		86,284	13	88,583	12	583,592	12	598,616	12
Dividends distributed		-	-	217,382	30	-	-	218,903	5
Retained earnings		467,358	71	422,680	57	496,195	11	451,706	9
Value added distributed		654,212	100	735,669	100	4,707,594	100	4,820,142	100

The accompanying notes are an integral part of the interim financial information.

15

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

 1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). The information about segments are disclosed in Note 32.

a. Clarifications on the impacts of COVID-19

The World Health Organization (“WHO”) declared a coronavirus pandemic (COVID-19) on March 11, 2020. To contain a spread of the virus in Brazil, the Ministry of Health (“MH”) and the state governments announced several actions to reduce the agglomeration and movement of people, including the closing of commerce, parks and common areas. In this context, the Company created a Crisis Committee to keep up with it and monitor the main risks and adopt preventive and emergency measures to reduce the pandemic effects.

Since the beginning of the crisis, the Company and its subsidiaries have been working on numerous initiatives to ensure the safety of its employees, the stability and continuity of its operations and the financial solidity of the Company. All the activities of the companies controlled by the Company are classified as essential in the context of the measures adopted to face the pandemic, in the terms to Decree No. 10,282/20.

The Company and its subsidiaries quickly adopted the work at home (expressed by home office) for the administrative public, offering all the necessary support for the progress of activities. In addition to basic safety concerns with employees, companies realizes several initiatives aimed at welfare, such as virtual meetings, psychological support and concern for ergonomics, following our principle of valuing people.

Through a multidisciplinary committee, a plan for the gradual resumption of employees from administrative areas to offices was structured, due to adoption of numerous preventive measures and intensification of cleaning and safety, according to the guidelines of the state governments and municipal.

For the purpose to preserve the commitment to keep their employees in their respective jobs and mitigate the impacts of the crisis, use resources made available by the government, such as reduced working hours and/or wages, suspension of contracts and reorganization of the vacation plan, as required.

The management of the Company and its subsidiaries finished the third quarter of 2020 confirming the expectation that the worst moment of the crisis is over. The emergency measures and speed in answer to the first effects of the crisis, as well as initiatives to support the supply chain, were effective to keep the activities of the subsidiaries in operation, ensuring the delivery of essential services to the population and preserving the health of employees.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Remains uncertain to what extent the quarterly information, after September 30, 2020, may still be affected by the commercial, operational and financial impacts of the pandemic, because it will depend on its duration and the impacts on economic activities, as well as government, business in response to the crisis. In this context, some financial risk assessments, projections and impairment tests, in connection with the preparation of this quarterly information, may be impacted by the pandemic, and may adversely affect the financial position of the Company and its subsidiaries.

Operational impacts

The restrictions on the movement of people and the operation of certain businesses significantly impacted economic activity in Brazil.

Ultragaz presented in the second quarter a reduction in the volume sold in the bulk segment, because to the lower demand from industries and small and medium-sized companies, that were directly impacted by the social isolation measures. However, this effect was compensated by the increase in sales in the bottled segment, due to the higher demand for LPG for residential use. In terms of costs and expenses, Ultragaz incurred additional freight expenses, due to the need to remove LPG on more distant supply bases, protection materials and temporary workers, in addition to numerous donations to hospitals focused in the pandemic and needy communities. There was no record of an increase in defaults in the period. In the third quarter, Ultragaz had a recovery in volume in the bulk segment, due the resumption of the industry, while sales in the bottled segment continued resilient, gradually returning to pre-pandemic levels.

Ultracargo recorded a lower movement of fuels in the second quarter, due to the retraction in demand, and a reduction in spot contracts. Addittionaly, approximately R$ 2 million was recorded in extra expenses with protective materials and donations. The performance of measures to increase productivity and recover tax credits contributed to the improvement in results in the second quarter. In the third quarter, Ultracargo showed an increase in product movement and m3 invoiced compared to the previous quarter.

At Oxiteno, the paint, automotive and oil & gas segments suffered a retraction in demand in the second quarter, an effect that was partially compensated by the higher sales volume in the Home & Personal Care and Crop Solutions segments. To minimize the effects of the pandemic, Oxiteno's management operated quickly in measures to limit costs and expenses, contributing to an improvement in results. In the third quarter, Oxiteno had a recovery in sales volume for the automotive fluids, paint and varnishes with maintenance of increasing volumes for the hygiene and beauty sector.

Ipiranga was the business most impacted by the crisis due to the measures of social distance. In April, volumes sold for the Otto cycle and diesel registered a reduction of 37% and 17%, respectively, compared to the same period of the last year. In May and June, volumes sold improved gradually compared to April. In addition, the strong volatility in the prices of oil and oil products since the end of March, combined with a abrupt fall in the price of ethanol in April, caused significant inventories losses in the quarter. To mitigate these effects, the company and their subsidiaries realized initiatives to contain cash and reduce expenses in several areas, which made it possible to reduce general, administrative and sales expenses by 32% in the annual comparison. The level of default recorded a slight increase and remained at acceptable levels for the period. In the third quarter, it is observed a gradual evolution in the volumes sold of fuels over the quarter and an improvement in the operating environment, which enabled a significant recovery of the results compared to the second quarter.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Extrafarma presented a reduction in revenues approximately of R$ 45 million in the second quarter, mainly due to the temporary closure of stores located in malls, and of the reduction of operation hours in stores that remained open. To oppose this effect, sales were implemented through alternative delivery channels and partnerships with delivery applications. In addition, the extension of Provisional Measure 936 by the government, involving the suspension of contracts and temporary reduction in wages, other internal productivity gain initiatives, contributed to the reduction of expenses in the amount of R$ 8 million, minimizing the impact on the quarter’s result. In the third quarter, Extrafarma reopened the stores located in malls, contributing to an increase in revenue and cost dilution.

Main risks and associated measures

Credit risk - the subsidiary Ipiranga implemented a help package for Ipiranga resellers, including anticipation of sales credits through the Abastece Aí application, postponement of lease and financing payments and temporary suspension of volume performance clauses. These actions softened the impacts of the pandemic on your clients' financial condition and, consequently, mitigated its potential effects on Ipiranga's default rates. The effects of expected losses on doubtful accounts as of and the nine-month period ended September 30, 2020 are disclosed in Notes 5 and 33.d.

Risk of impairment and intangible assets of indefinite useful life - the Company reviewed the projections used in impairment tests and assets allocated to cash generation units, considering the current impacts of the pandemic. The review did not result in the need for additional recognition of a provision for losses as of September 30, 2020.

Risk of realization of deferred tax assets - the Company reviewed the constitution and realization of deferred tax credits, considering the current revised projections for each business segment due to the pandemic, and did not identify the need for write-offs for the period ended on September 30, 2020.

Risks in financial instruments - the increase in volatility in financial markets may impact financial results according to sensitivity analyzes presented in Note 33.

Liquidity risk - the impact on the volumes of operations and on the results of the Company and its subsidiaries may adversely affect the generation of operating cash. Thus, in order to strengthen the Company's liquidity and cash position, in view of the uncertainty generated by the pandemic, at the end of March and start April 2020, the Company and the subsidiary IPP contracted R$ 1.5 billion in new financing maturing in one year. Of this total, R$ 1.3 billion was obtained through the issuance of promissory notes with credit in April. In addition, as a measure of cash containment, the Company announced in April a reduction of approximately 30% in its investment plan for 2020 and in August, the management opted to not pay interim dividends for the current year. As stated in the Bylaws, the minimum mandatory dividends will be paid after the disclosure of the year's results.

In July 2020, the Company reopened bonds issued on the market maturing in 2029 and raised US$ 350 million with a coupon of 5.25% per year. The proceeds will be used to pay debts maturing in the short term, allowing the Company's debt profile to be lengthened, in addition to strengthening its cash position.

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The management of the Company and its subsidiaries maintained discipline in control of costs and expenses to preserve cash in all business and selectivity in the allocation of capital. As a result, the Company had a quarter of strong operating cash generation, with reduced leverage, reinforcing its commitment to financial strength and demonstrating the resilience of our portfolio.

2. Presentation of interim financial information and summary of significant accounting policies

The parent’s separate and consolidated interim financial information (“interim financial information”) were prepared in accordance with the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and in accordance with the pronouncement CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information , and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all periods presented in this interim financial information.

a. Recognition of revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company's subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 26 and 32.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss as the entity fulfills its performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 23.a.

19

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23.b.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and fulfillment costs.

Exchange variations and the results of derivative financial instruments are presented in the statement of profit and loss on financial expenses.

Research and development expenses are recognized in the statements of profit or loss in general and administrative expenses and amounted to R$ 44,829 for the nine-month period ended September 30, 2020 (R$ 44,793 for the nine-month period ended September 30, 2019).

b. Cash and cash equivalents

Includes cash, banks deposits, and short-term, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on ‚cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c. Financial assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

  Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

  Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

  Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

  Hedge accounting – fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in the statements of profit or loss. The hedge accounting is discontinued when the hedge becomes ineffective.

  Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gain or loss on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income is recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting is discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income are recognized immediately in profit or loss.

  Hedge accounting - hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income is recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 33.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d. Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled (see Notes 5 and 33.d.3). The expected losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) the lifetime of the contract considering the deterioration or improvement of the customers’ credit quality  and its characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

e. Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f. Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

g. Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the interim financial information of the parent’s separate company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the interim financial information (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Right to use assets and lease payable

The Company and its subsidiaries recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right to use assets is recognized in statement of profit or loss over the lease contract term. The Company and its subsidiaries have no intention of purchasing the underlying asset. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries periodically review the existence of an indication that the rights to use assets may be impaired (see Note 2.u).

Right to use assets include amounts related to area port leases grants (see Note 34.c).

The Company and its subsidiaries apply the recognition’s exemptions to short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

i. Property, plant, and equipment

Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

j. Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below:

  Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

  Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

k. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l. Financial liabilities

The financial liabilities include trade payables and other payables, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants - indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into its term, using the effective interest rate method (see Note 16.h).

m. Income and social contribution taxes on income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

n. Provision for asset retirement obligation – fuel tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks owned by Ipiranga-branded located at service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability accrue interest using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known.

o. Provisions for tax, civil, and labor risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

p. Post-employment benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

q. Other liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r. Foreign currency transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the interim financial information. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

s. Basis for translation of interim financial information of foreign subsidiaries

s.1 Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the interim financial information. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income on September 30, 2020 was a gain of R$ 301,105 (gain of R$ 102,427 on December 31, 2019) - see Note 25.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay

(i) The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

s.2 Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the interim financial information. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income for the nine-month period ended September 30, 2020 amounted to R$ 40,747 (gain of R$ 5,005 for the nine-month period ended September 30, 2019).

t. Use of estimates, assumptions and judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

t.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

t.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 33), the determination of the expected losses on doubtful accounts (Notes 2.d, 5 and 33.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the estimative of realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the useful lives and discount rate of right to use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33.j). The actual result of the transactions and information may differ from their estimates.

u. Impairment of assets

The Company and its subsidiaries review, in every reporting period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that are not evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses are reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized for the nine-month period ended September 30, 2020 and 2019. On December 31, 2019, the Company recognized an impairment loss for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) (see Note 15.a).

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

v. Business combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquire is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisition are recorded in the statement of profit or loss when incurred.

w. Statements of value added

The statements of value added (“DVA”) are presented as an integral part of the interim financial information as applicable to publicly traded companies in Brazil and as supplemental information for the IFRS, which does not require the presentation of DVA.

x. Statements of cash flows indirect method

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments on a net basis of income and redemptions in the investing activities.

y. Adoption of the pronouncements issued by CPC and IASB

There are not standards, amendments and interpretations to IFRS issued by the IASB, which are effective, that have not been adopted by the Company and could have impact in this interim financial information to September 30, 2020.

z. Authorization for issuance of the interim financial information

This interim financial information was authorized for issue by the Board of Directors on November 4, 2020.

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

3. Principles of consolidation and investments in subsidiaries

a. Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Investments in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share
			09/30/2020		12/31/2019
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	-	100	-	100
L.I.Z.S.P.E. Empreendimentos e Participações Ltda. (2)	Brazil	Others	-	99	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries (3)	Brazil	Ipiranga	100	-	-	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Tequimar Vila do Conde Logística Portuária S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior (4)	Brazil	Others	100	-	-	-
Eai Clube Automobilista S.A. (5)	Brazil	Abastece Aí	100	-	-	-

The percentages in the table above are rounded.

(1) Non operating company in closing phase.

(2) Subsidiary constituted in January 2020, the L.I.Z.S.P.E has as finality the consulting in valuation, business management, economic and financial advisory, among other.

(3) In May 2020, there was a change in the participation of the capital of the Subsidiary Millennium becoming a direct subsidiary of the Company.

(4) Fund constituted on January 2020, the UVC has as purpose to provide capital resources for disruptive technological initiatives that are related to the Company’s business lines.

(5) Subsidiary created in July 2020 in the basis of the Abastece Aí and Km de Vantagens programs to operate in the digital payments segment under the Abastece Aí brand.

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4. Cash and cash equivalents, financial investments and hedge derivative financial instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits Interest Rate (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 9,797,789 as of September 30, 2020 (R$ 5,712,097 as of December 31, 2019) are as follows:

a. Cash and cash equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Cash and bank deposits
In local currency	1,429	381	194,385	182,237
In foreign currency	-	-	112,399	102,755
Financial investments considered cash equivalents
In local currency
Fixed-income securities	935,451	42,199	2,639,355	1,780,939
In foreign currency
Fixed-income securities	-	-	50,194	49,448
Total cash and cash equivalents	936,880	42,580	2,996,333	2,115,379

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial investments and currency and interest rate hedging instruments

The financial investments, which are not classified as cash and cash equivalents, are presented as follows:

	Parent		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Financial investments
In local currency
Fixed-income securities and funds	109,888	95,829	3,073,361	2,610,686
In foreign currency
Fixed-income securities and funds	-	-	2,425,276	303,417
Currency and interest rate hedging instruments (a)	-	-	1,302,819	682,615
Total financial investments	109,888	95,829	6,801,456	3,596,718
Current	109,888	95,829	5,582,703	3,090,212
Non-current	-	-	1,218,753	506,506

(a) Accumulated gains, net of income tax (see Note 33.i).

5. Trade receivables and reseller financing (Consolidated)

a. Trade receivables

The composition of trade receivables is as follows:

	09/30/2020	12/31/2019
Domestic customers	3,447,352	3,867,163
Domestic customers – related parties (see Note 8.a.2)	356	739
Foreign customers	349,841	226,484
(-) Expected losses on doubtful accounts	(406,994)	(404,886)
	3,390,555	3,689,500
Current	3,303,691	3,635,834
Non-current	86,864	53,666

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2020	3,797,549	2,916,452	130,293	29,572	41,111	56,397	623,724
12/31/2019	4,094,386	3,199,315	159,350	27,320	12,245	61,489	634,667

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2020	406,994	28,540	1,561	1,869	1,982	12,921	360,121
12/31/2019	404,886	28,861	1,456	1,625	3,749	23,698	345,497

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2019	404,886
Additions	159,757
Reversals	(148,585)
Write-offs	(9,064)
Balance as of September 30, 2020	406,994

For further information about the allowance for expected losses on doubtful accounts, see Note 33.d.3.

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reseller financing

The composition of reseller financing is as follows:

	09/30/2020	12/31/2019
Reseller financing – Ipiranga	1,115,098	956,942
(-) Expected losses on doubtful accounts	(188,911)	(156,006)
	926,187	800,936
Current	497,853	436,188
Non-current	428,334	364,748

Reseller financing is provided at subsidized rate for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The minimum and maximum subsisted interest rates are 0% per month and 1% per month, respectively. These financing are remeasured at a market rate for working capital loans and the remeasurement adjustment between the market rate and the rate subsidized is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest appropriated by the market rate is recognized to the financial result.

The breakdown of reseller financing, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2020	1,115,098	764,660	9,243	13,809	9,848	27,465	290,073
12/31/2019	956,942	644,488	26,262	10,481	12,616	30,144	232,951

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
09/30/2020	188,911	30,078	812	1,406	1,046	13,826	141,743
12/31/2019	156,006	21,337	2,519	1,063	1,313	14,639	115,135

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2019	156,006
Additions	58,323
Reversals	(23,733)
Write-offs	(1,685)
Balance as of September 30, 2020	188,911

For further information about the allowance for expected losses on doubtful accounts, see Note 33.d.3.

6. Inventories (Consolidated)

 The composition of inventories is as follows:

	09/30/2020			12/31/2019
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,612,005	(2,283)	1,609,722	1,843,257	(2,073)	1,841,184
Finished goods	560,415	(22,195)	538,220	541,689	(22,048)	519,641
Work in process	927	-	927	1,971	-	1,971
Raw materials	508,942	(3,436)	505,506	365,960	(2,552)	363,408
Liquefied petroleum gas (LPG)	92,544	(5,761)	86,783	101,715	(5,761)	95,954
Consumable materials and other items for resale	136,725	(2,516)	134,209	140,058	(2,587)	137,471
Pharmaceutical, hygiene, and beauty products	469,971	(3,133)	466,838	549,191	(2,877)	546,314
Purchase for future delivery (1)	170,363	(464)	169,899	183,170	(2,719)	180,451
Properties for resale	27,610	(107)	27,503	29,273	(107)	29,166
	3,579,502	(39,895)	3,539,607	3,756,284	(40,724)	3,715,560

(1) Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2019	40,724
Reversals to net realizable value adjustment	(540)
Reversals of obsolescence and other losses	(289)
Balance as of September 30, 2020	39,895

The breakdown of provisions for losses related to inventories is shown in the table below:

	09/30/2020	12/31/2019
Net realizable value adjustment	14,703	15,243
Obsolescence and other losses	25,192	25,481
Total	39,895	40,724

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7. Taxes to recover

a. Recoverable taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	09/30/2020	12/31/2019
ICMS (a.1)	1,108,425	914,066
Provision for ICMS losses (a.1)	(50,372)	(41,396)
PIS and COFINS (a.2)	1,056,154	930,570
Value-added tax (IVA) of foreign subsidiaries	37,396	29,707
Others	60,585	56,748
Total	2,212,188	1,889,695
Current	890,852	1,122,335
Non-current	1,321,336	767,360

a.1 The recoverable ICMS is substantially related to the following subsidiaries and operations:

(i)	The subsidiary Oxiteno S.A. accumulates credits once predominantly carries out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;
(ii)	The subsidiaries Ipiranga Produtos de Petróleo S.A. (“IPP”) and Cia Ultragaz S.A. (“Cia Ultragaz”) have credits arising from interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), and credits arising from the difference between transactions of inflows and outflows of products subject to ICMS taxation;
(iii)	The subsidiary Extrafarma has ICMS credits and ICMS-ST (tax substitution) advances on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast.

The amounts of recoverable ICMS credits are classified as current assets and consumed by the operations itself, being a revolving credit, which means that the credits are monthly offset with the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within up to 10 years.

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of ICMS credits assets is stated as follows:

Up to 1 year	346,990
From 1 to 2 years	364,216
From 2 to 3 years	196,479
From 3 to 5 years	86,154
From 5 to 7 years	30,070
From 7 to 10 years	34,144
Total of recoverable ICMS	1,058,053

The provision for ICMS losses relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy.

a.2 Refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003, whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiaries Extrafarma, Tequimar, Tropical and Oxiteno S.A. have credits resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS. For these cases, management estimates the realization of these credits within up to 5 years. (see Note 22.d.1).

b. Recoverable income tax and social contribution taxes

Represented by recoverable IRPJ and CSLL.

	Parent		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
IRPJ and CSLL	91,004	89,197	505,449	430,290
Current	51,557	49,750	253,700	325,343
Non-current	39,447	39,447	251,749	104,947

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous periods, with management estimating the realization of these credits within up to 5 years.

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8. Related parties

a. Related parties

The balances and transactions between the Company and its related parties are disclosed below:

a.1 Parent

	Assets	Liabilities	Financial income (1)
	Debentures (1)	Account payable
Ipiranga Produtos de Petróleo S.A.	750,000	-	19,742
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	5,199	-
Total as of September 30, 2020	750,000	5,199	19,742

	Assets	Liabilities	Financial income (1)
	Debentures (1)	Account payable
Ipiranga Produtos de Petróleo S.A.	759,123	‐	40,151
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	‐	4,220	‐
Total as of December 31, 2019	759,123	4,220
Total as of September 30, 2019			40,151

(1) In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to DI.

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	-	2,875
Others	490	978
Total as of September 30, 2020	490	3,853

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	-	2,875
Others	490	1,050
Total as of December 31, 2019	490	3,925

Loans agreements have indeterminate terms and do not contain interest clauses.

	Commercial transactions
	Receivables (1)	Payables (1)	Other payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	3,217	-	45	14,246	-
Refinaria de Petróleo Riograndense S.A.	-	62,943	-	-	227,455	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	356	104	250	2,283	118	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	-	-	-	-	1,206
Total as of September 30, 2020	356	66,264	250	2,328	241,819	1,206

	Commercial transactions
	Receivables (1)	Payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	1,545	2	14,240	‐
Refinaria de Petróleo Riograndense S.A.	-	264,602	‐	733,806	‐
ConectCar Soluções de Mobilidade Eletrônica S.A.	739	113	3,657	109	‐
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	124	‐	‐	1,106
Total as of December 31, 2019	739	266,384
Total as of September 30, 2019			3,659	748,155	1,106

(1) Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables – reverse factoring”, respectively.

(a) Refers to rental contracts of 15 drugstores owned by LA’7 as of September 30, 2020 and December 31, 2019, a company owned by Extrafarma’s former shareholders and current shareholders of Ultrapar.

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no an estimated loss or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.j.

b. Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	09/30/2020	09/30/2019
Short-term compensation	34,470	36,944
Stock compensation	1,714	7,313
Post-employment benefits	2,029	1,934
Total	38,213	46,191

c. Deferred stock plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. The members of the Ultrapar’s Board of Directors do not eligible for the stock plan. The fair value of the awards was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 4, 2016	380,000	2021 to 2023	32.72	17,147	(13,348)	3,799
December 10, 2014	533,324	2020 to 2021	25.32	27,939	(26,128)	1,811
March 5, 2014	55,600	2021	26.08	5,999	(5,880)	119
	968,924			51,085	(45,356)	5,729

For the nine-month period ended September 30, 2020, the amortization in the amount of R$ 963 (R$ 7,955 for the nine-month period ended September 30, 2019) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2019	1,224,524
Cancellation of granted shares due to termination of executive employment	(200,000)
Shares vested and transferred	(55,600)
Balance on September 30, 2020	968,924

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(6,321)	6,321
Restricted and performance	November 8, 2017	33,638	2020 to 2022	38.19	2,723	(1,751)	972
Restricted and performance	April 4, 2018	126,360	2021 to 2023	34.35	8,451	(5,132)	3,319
Restricted	September 19, 2018	80,000	2024	19.58	3,691	(1,350)	2,341
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(677)	1,353
Restricted and performance	April 3, 2019	494,202	2022 to 2024	23.25	20,900	(8,330)	12,570
Restricted	September 2, 2019	440,000	2025	16.42	9,965	(1,800)	8,165
Restricted and performance	April 1, 2020	790,455	2023 to 2025	12.53	18,653	(2,428)	16,225
Restricted	September 16, 2020	700,000	2026	23.03	22,236	(309)	21,927
		2,984,655			101,291	(28,098)	73,193

For the nine-month period ended September 30, 2020, a general and administrative expense in the amount of R$ 8,362 was recognized in relation to the Plan (R$ 9,048 for the nine-month period ended September 30, 2019).

Balance on December 31, 2019	1,738,660
Shares granted on April 1, 2020	877,788
Shares granted on September 16, 2020	700,000
Cancellation of granted shares due to termination of executive employment	(278,801)
Cancellation of performance shares	(52,992)
Balance on September 30, 2020	2,984,655

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, negative tax bases, temporary additions, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Assets - deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	51,900	72,377
Provisions for tax, civil, and labor risks	172	-	138,115	150,085
Provision for post-employment benefits	1,398	-	88,893	92,199
Provision for differences between cash and accrual basis (i)	-	-	711,208	224,065
Goodwill	-	-	6,039	8,161
Business combination – tax basis vs. accounting basis of goodwill	-	-	75,707	75,745
Provision for asset retirement obligation	-	-	15,355	14,762
Provision for suppliers	928	439	65,503	35,214
Provision for profit sharing and bonus	5,284	-	46,623	44,818
Leases payable	884	-	37,174	19,003
Change in fair value of subscription warrants	13,699	16,338	13,699	16,338
Other provisions	94	204	42,085	45,316
Tax losses and negative basis for social contribution carryforwards (9.d)	32,063	24,632	405,440	278,140
Total	54,522	41,613	1,697,741	1,076,223
Offset the liability balance of deferred IRPJ and CSLL	(3,956)	-	(629,497)	(422,529)
Net balance of deferred taxes assets	50,566	41,613	1,068,244	653,694

Liabilities - deferred income and social contribution taxes on:
Revaluation of PP&E	-	-	1,799	1,866
Leases payable	-	-	2,034	2,356
Provision for differences between cash and accrual basis (i)	877	-	461,229	257,718
Provision for goodwill	-	-	78,978	39,186
Business combination – fair value of assets	-	-	112,284	114,125
Temporary differences in foreign subsidiary	3,079	-	9,371	-
Other provisions	-	-	15,979	14,809
Total	3,956	-	681,674	430,060
Offset the asset balance of deferred IRPJ and CSLL	(3,956)	-	(629,497)	(422,529)
Net balance of deferred taxes liabilities	-	-	52,177	7,531

(i) Refers mainly to the income tax on the exchange variation of the derivate hedging instruments.

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Initial balance	41,613	14,034	646,163	504,890
Deferred IRPJ and CSLL recognized in income of the period	8,953	3,109	46,804	(90,500)
Deferred IRPJ and CSLL recognized in other comprehensive income	-	-	305,204	64,310
Others	-	-	17,896	3,248
Final balance	50,566	17,143	1,016,067	481,948

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 year	19,154	254,651
From 1 to 2 years	12,070	81,529
From 2 to 3 years	2,869	141,760
From 3 to 5 years	5,710	156,334
From 5 to 7 years	8,572	660,802
From 7 to 10 years	6,147	402,665
Total of deferred tax assets relating to IRPJ and CSLL	54,522	1,697,741

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company, which indicates trends and perspectives, demand effects, competition and other economic factors that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reconciliation of income and social contribution taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(45,385)	9,800	883,388	1,086,096
Statutory tax rates – %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	15,431	(3,332)	(300,352)	(369,273)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(6,657)	(594)	(25,991)	(41,228)
Nontaxable revenues (ii)	-	7,098	22,398	24,568
Adjustment to estimated income (iii)	-	-	6,908	8,245
Unrecorded deferred income and social contribution taxes carryforwards deferred (iv)	-	-	(119,686)	(64,769)
Other adjustments	9	(63)	3,415	14,374
Income and social contribution taxes before tax incentives	8,783	3,109	(413,308)	(428,083)
Tax incentives - SUDENE	-	-	56,630	30,891
Income and social contribution taxes in the income statement	8,783	3,109	(356,678)	(397,192)

Current	(170)	-	(403,482)	(306,692)
Deferred	8,953	3,109	46,804	(90,500)
Effective IRPJ and CSLL rates – %	19.4	(31.7)	40.4	36.6

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions.
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	See Note 9.d.

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Tax incentives – SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027

Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

Oxiteno S.A. Indústria e Comércio (1)	Camaçari plant	75	2026

Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1) The request to transfer the right to reduce the IRPJ to Oxiteno S.A. was submitted to SUDENE and waits decision.

d. Income and social contribution taxes carryforwards

In September 30, 2020, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,823,039 (R$ 1,268,964 as of December 31, 2019) and negative basis of CSLL of R$ 1,824,789 (R$ 1,270,714 as of December 31, 2019), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	09/30/2020	12/31/2019
Oxiteno S.A.	223,061	148,306
Extrafarma	72,318	72,318
Ipiranga	65,388	-
Ultrapar	33,591	27,051
Iconic	9,020	17,657
Abastece Aí	1,601	-
Tequimar Vila do Conde	327	-
Ultracargo	108	-
LIZSPE	26	-
Cia Ultragaz	-	12,808
	405,440	278,140

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	09/30/2020	12/31/2019
Extrafarma	304,604	237,664
Millennium	455	96
Integra Frotas	6,965	4,636
	312,024	242,396

In addition, certain foreign subsidiaries have tax loss carryforwards, as shown below, subject to local compensation rules.

	09/30/2020	12/31/2019
	US$ (thousands)	US$ (thousands)
Oxiteno USA	210,882	184,781
Oxiteno Uruguai	8,057	7,444
Ultrapar International	8,487	10,420
	227,426	202,645

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10. Prepaid expenses

	Parent		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Rents	-	-	37,901	37,106
Advertising and publicity	-	-	28,500	24,857
Deferred stock plan, net (see Note 8.c)	2,844	-	9,871	15,965
Insurance premiums	2,235	327	46,165	61,884
Software maintenance	3,216	-	21,495	23,216
Employee benefits	538	-	9,376	3,425
IPVA and IPTU	34	-	5,288	937
Contribution - private pension fund (see Note 20.a)	-	-	40,649	-
Other prepaid expenses	-	-	16,931	13,181
	8,867	327	216,176	180,571

Current	4,450	72	136,357	111,355
Non-current	4,417	255	79,819	69,216

11. Contractual assets with customers – exclusive rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements.

Balance and changes are shown below:

Balance as of December 31, 2019	1,465,989
Additions	436,725
Amortization	(224,441)
Transfer	(13,695)
Balance as of September 30, 2020	1,664,578

Current	481,130
Non-current	1,183,448

Balance as of December 31, 2018	1,518,477
Additions	231,737
Amortization	(273,383)
Transfer	(17,717)
Balance as of September 30, 2019	1,459,114

Current	481,498
Non-current	977,616

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

 12. Investments

a. Subsidiaries and joint venture (Parent)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	09/30/2020
	Subsidiaries							Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	150	15,194,789	100	5,078,888
Assets	1,393,573	8,343,242	19,475,325	7,953,709	1,893	7,691	84,167	402,176
Liabilities	3,383	6,880,683	12,279,914	8,000,799	26	1,257	8,238	404,839
Equity	1,390,190	1,462,559(*)	7,195,411(*)	(47,090)	1,867	6,434	75,929	(2,663)
Net revenue from sales and services	-	2,864,775	46,022,827	-	-	5,511	3,893	1,081,968
Net income (loss)	127,883	38,691(*)	384,804(*)	(19,590)	(2,413)	(1,055)	(4,065)	(61,129)
% of capital held	100	100	100	100	100	100	100	33

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	12/31/2019
	Subsidiaries				Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,264,707	6,475,473	18,052,890	4,192,235	562,445
Liabilities	2,710	4,672,264	11,032,143	4,219,735	505,851
Equity	1,261,997	1,803,209(*)	7,020,747(*)	(27,500)	56,594
% of capital held	100	100	100	100	33

	09/30/2019
	Subsidiaries				Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Net revenue from sales and services	-	1,059,174	53,795,806	-	1,530,851
Net income (loss)	13,770	120,744(*)	532,042(*)	(36,711)	(8,274)
% of capital held	100	100	100	100	33

(*) Adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 32.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

 Balances and changes in subsidiaries and joint venture are as follows:

	Subsidiaries							Joint venture
	Ultracargo Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	UVC	Centro de Conveniências Millennium Ltda.	Eaí Clube Automobilista S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2019	1,261,997	1,803,209	7,020,747	-	-	-	10,085,953	18,792	10,104,745
Share of profit (loss) of subsidiaries and joint venture	127,883	38,691	384,804	(2,413)	(1,055)	(4,065)	543,845	(20,297)	523,548
Dividends	-	(86,954)	(209,249)	-	-	-	(296,203)	(165)	(296,368)
Tax liabilities on equity - method revaluation reserve	-	-	(6)	-	-	-	(6)	-	(6)
Equity instrument granted	303	484	816	-	-	-	1,603	-	1,603
Valuation adjustment of subsidiaries (i)	42	(491,549)	(31)	-	-	(6)	(491,544)	786	(490,758)
Translation adjustments of foreign-based subsidiaries	-	198,678	-	-	-	-	198,678	-	198,678
Capital increase in cash	-	-	-	4,280	6,300	80,000	90,580	-	90,580
Loss due to the payments fixed dividends to preferred shares	(35)	-	(481)	-	-	-	(516)	-	(516)
Shareholder transaction - changes of investiments	-	-	(1,189)	-	1,189	-	-	-	-
Transfer to provision for short-term liabilities	-	-	-	-	-	-	-	884	884
Balance as of September 30, 2020	1,390,190	1,462,559	7,195,411	1,867	6,434	75,929	10,132,390	-	10,132,390

(i) Refers, substantially to losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges, see Note 33.h.2.

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Provision for short-term liabilities
	Investiments in subsidiaries	Joint venture
	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2019	(27,497)	-	(27,497)
Share of profit (loss) of subsidiaries and joint venture	(19,588)	-	(19,588)
Transfer to provision for short-term liabilities	-	(884)	(884)
Balance as of September 30, 2020	(47,085)	(884)	(47,969)

	Subsidiaries					Joint venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A. (i)	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2018	1,277,423	2,806,655	5,415,812	9,590	9,509,480	20,118	9,529,598
Share of profit (loss) of subsidiaries and joint venture	13,770	120,744	532,094	(36,708)	629,900	(2,747)	627,153
Dividends	(50,015)	(1,011,490)	(198,000)	-	(1,259,505)	(1,221)	(1,260,726)
Tax liabilities on equity - method revaluation reserve	-	-	(27)	-	(27)	-	(27)
Equity instrument granted	178	486	4,723	-	5,387	-	5,387
Valuation adjustment of subsidiaries	25	(103,587)	738	-	(102,824)	83	(102,741)
Translation adjustments of foreign-based subsidiaries	-	23,328	-	-	23,328	-	23,328
Capital increase in cash	-	-	1,450,000	3,964	1,453,964	-	1,453,964
Redemption of non-controlling shares of Oxiteno Nordeste	402	(856)	-	-	(454)	-	(454)
Balance as of September 30, 2019	1,241,783	1,835,280	7,205,340	(23,154)	10,259,249	16,233	10,275,482

(i) Negative balance corresponds to the provision for short-term liabilities.

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Joint ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

On September 23, 2019, for the port concession BEL02A at the port of Miramar, Latitude Logística Portuária S.A. (“Latitude”) was incorporated. On August 5, 2019, Navegantes Logística Portuária S.A. (“Navegantes”) was incorporated for the port of Vitória. On August 19, 2019, in the city of Cabedelo, Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II") and Nordeste Logística III S.A. ("Nordeste Logística III”) were incorporated (see Note 34.c).

These investments are accounted for under the equity method of accounting based on their interim financial information as of September 30, 2020.

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076
Capital increase	-	-	20,000	-	-	303	-	-	20,303
Capital decrease (i)	-	-	-	-	(363)	-	-	-	(363)
Valuation adjustments	-	786	-	-	-	-	-	-	786
Dividends	-	(165)	-	-	-	-	-	-	(165)
Share of profit (loss) of joint ventures	574	(20,297)	(12,187)	-	-	-	-	-	(31,910)
Transfer to provision for short-term liabilities	-	884	-	-	-	-	-	-	884
Balance as of September 30, 2020	7,916	-	90,631	10,351	23,218	2,233	4,183	4,079	142,611

(i) Refers to reimbursement of expenses that preceded the port auctions and that were apportioned among the other members of the consortium.

Provision for short-term liabilities
RPR
Balance as of December 31, 2019	-
Transfer to provision for short-term liabilities	(884)
Balance as of September 30, 2020	(884)

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	União Vopak	RPR	ConectCar	Latitude Logística	Total
Balance as of December 31, 2018	7,446	20,118	74,390	-	101,954
Capital increase	-	-	17,500	5,439	22,939
Valuation adjustments	-	83	-	-	83
Dividends	(1,473)	(1,221)	-	-	(2,694)
Share of profit (loss) of joint ventures	1,728	(2,747)	(19,200)	-	(20,219)
Balance as of September 30, 2019	7,701	16,233	72,690	5,439	102,063

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	09/30/2020
	União Vopak	RPR	ConectCar
Current assets	8,910	262,608	157,500
Non-current assets	9,080	139,568	169,324
Current liabilities	2,022	335,565	145,323
Non-current liabilities	136	69,274	239
Equity	15,832	(2,663)	181,262
Net revenue from sales and services	12,318	1,081,968	68,665
Costs, operating expenses and income	(10,704)	(1,153,200)	(93,568)
Net financial income and income and social contribution taxes	(466)	10,103	530
Net income (loss)	1,148	(61,129)	(24,373)

Number of shares or units held	29,995	5,078,888	248,768,000
% of capital held	50	33	50

	12/31/2019
	União Vopak	RPR	ConectCar
Current assets	6,818	428,880	159,972
Non-current assets	9,182	133,565	161,817
Current liabilities	1,116	418,289	155,542
Non-current liabilities	200	87,562	612
Equity	14,684	56,594	165,635

Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

	09/30/2019
	União Vopak	RPR	ConectCar
Net revenue from sales and services	12,602	1,530,851	57,320
Costs, operating expenses and income	(8,338)	(1,544,816)	(98,185)
Net financial income and income and social contribution taxes	(808)	5,691	2,466
Net income (loss)	3,456	(8,274)	(38,399)

Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

The percentages in the table above are rounded.

55

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex. The subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

These investments are accounted for under the equity method of accounting based on the interim financial information as of September 30, 2020.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750
Dividends	(1,357)	-	-	-	-	(1,357)
Share of profit (loss) of associates	848	607	(12)	(67)	19	1,395
Balance as of September 30, 2020	5,152	16,541	3,542	71	482	25,788

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	(381)	-	-	-	(87)	(468)
Share of profit (loss) of associates	1,323	632	(35)	(65)	69	1,924
Balance as of September 30, 2019	5,631	15,998	3,555	163	447	25,794

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	09/30/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	9,043	64,642	47	59	324
Non-current assets	13,127	78,503	10,146	486	2,196
Current liabilities	960	25,222	-	27	170
Non-current liabilities	602	8,280	3,109	304	904
Equity	20,609	109,643	7,084	214	1,446
Net revenue from sales and services	8,629	45,240	-	-	-
Costs, operating expenses and income	(4,891)	(38,791)	(24)	(154)	327
Net financial income and income and social contribution taxes	(346)	(2,427)	-	(46)	(28)
Net income (loss)	3,392	4,022	(24)	(200)	299

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	12,172	45,178	71	40	151
Non-current assets	14,041	84,705	10,147	703	2,440
Current liabilities	2,944	11,041	-	25	34
Non-current liabilities	626	9,634	3,110	302	1,167
Equity	22,643	109,208	7,108	416	1,390

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	09/30/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	9,322	43,463	-	-	-
Costs, operating expenses and income	(3,700)	(36,791)	(81)	(152)	226
Net financial income and income and social contribution taxes	(116)	(2,483)	12	(43)	(19)
Net income (loss)	5,506	4,189	(69)	(195)	207

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

 13. Right to use assets and leases payable

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution center; (ii) Extrafarma: pharmacies and distribution center; (iii) Ultragaz: points of sale and bottling base; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

a. Right to use assets

        Parent

	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Assignment of contract (i)	Amortization	Balance on 09/30/2020
Cost:
Real estate	7	5,799	1,123	35,001	-	41,923
Vehicles	3	-	2,358	-	-	2,358
		5,799	3,481	35,001	-	44,281

Accumulated amortization:
Real estate		-	-	(4,762)	(2,965)	(7,727)
Vehicles		-	-	-	(273)	(273)
		-	-	(4,762)	(3,238)	(8,000)

Net amount		5,799	3,481	30,239	(3,238)	36,281

(i) Assignment of contract of the Company Ultragaz to Ultrapar due implantation of Shared Service Center (“SSC”).

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

         Consolidated

	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Write-offs	Effect of foreign currency exchange rate variation	Amortization	Balance on 09/30/2020
Cost:
Real estate	10	2,068,254	183,872	(43,213)	5,934	-	2,214,847
Port area (i)	20	68,006	200,506	-	-	-	268,512
Vehicles	4	91,868	47,103	(7,187)	263	-	132,047
Equipment	6	31,822	822	(250)	6,541	-	38,935
Others	20	27,847	-	-	-	-	27,847
		2,287,797	432,303	(50,650)	12,738	-	2,682,188
Accumulated amortization:
Real estate		(256,430)	-	27,683	(997)	(202,207)	(431,951)
Port area (i)		-	-	-	-	(2,265)	(2,265)
Vehicles		(27,492)	-	5,025	229	(29,568)	(51,806)
Equipment		(7,600)	-	250	(2,395)	(7,134)	(16,879)
Others		(15,363)	-	-	-	(973)	(16,336)
		(306,885)	-	32,958	(3,163)	(242,147)	(519,237)
Net amount		1,980,912	432,303	(17,692)	9,575	(242,147)	2,162,951

(i) Refers to the area port lease (see Note 34.c).

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the financial statements as shown below:

	Parent		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Cost of products and services sold	-	-	47,411	36,212
Selling and marketing	-	-	191,720	177,879
General and administrative	3,238	-	3,016	5,134
	3,238	-	242,147	219,225

b. Leases payable

The changes in leases payable are shown below:

	Parent	Consolidated
Balance as of December 31, 2019	5,999	1,588,673
Interest accrued	3,416	106,955
Payments	(4,256)	(266,490)
Additions and remeasurement	3,481	407,148
Write-offs	-	(17,610)
Effect of foreign currency exchange rate variation	-	13,097
Assignment of contract (i)	30,239	-
Balance as of September 30, 2020	38,879	1,831,773

Current	4,585	247,678
Non-current	34,294	1,584,095

(i) Assignment of contract of the Company Ultragaz to Ultrapar due implantation of SSC.

The future disbursements (installments) assumed under leases contracts are presented below:

	09/30/2020
	Parent	Consolidated
Up to 1 year	5,806	303,766
From 1 to 2 years	15,135	682,635
From 2 to 3 years	13,547	554,156
From 3 to 4 years	13,526	374,311
From 4 to 5 years	3,870	233,157
More than 5 years	-	604,426
Total	51,884	2,752,451

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Lease contracts of low amount assets

Subsidiaries Cia. Ultragaz, Bahiana, Extrafarma, Ipiranga, Serma and Oxiteno S.A. have operating lease contracts consider as low value, short term and variable payments for the use of factory and IT equipment's, vehicles and real states.  The subsidiaries have the option to purchase the assets referring to IT equipment at a price equal to the fair value on the date of option, and management does not intend to exercise such option. The future disbursements (payments), assumed as a result of these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
09/30/2020	4,609	1,338	-	5,947

The amount of lease considered as of low value, short term and variable payments, recognized as an expense for the nine-month period ended September 30, 2020 was R$ 14,184 (R$ 10,172 for the nine-month period ended September 30, 2019).

d. Inflation effect

The effects of inflation are as follows:

Right to use asset, net	Parent	Consolidated
Nominal base	36,281	2,162,951
Inflated base	43,786	2,584,274
	20.7%	19.5%

Lease liability	Parent	Consolidated
Nominal base	38,879	1,831,773
Inflated base	46,384	2,253,096
	19.3%	23.0%

Financial expense	Parent	Consolidated
Nominal base	3,416	106,955
Inflated base	4,445	143,791
	30.1%	34.4%

Amortization expense	Parent	Consolidated
Nominal base	3,238	242,147
Inflated base	3,954	272,422
	22.1%	12.5%

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14. Property, plant, and equipment

Balances and changes in PP&E are as follows:

         Parent

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Balance on 09/30/2020
Cost:
Leasehold improvements	9	-	105	-	2,052	2,157
Machinery and equipment	10	-	-	-	82	82
Furniture and utensils	10	-	96	-	398	494
Construction in progress	-	2,532	-	-	(2,532)	-
IT equipment	5	-	7,374	-	3,997	11,371
		2,532	7,575	-	3,997	14,104

Accumulated depreciation:
Leasehold improvements		-	-	(167)	-	(167)
Machinery and equipment		-	-	(6)	-	(6)
Furniture and utensils		-	-	(34)	-	(34)
IT equipment		-	-	(949)	-	(949)
		-	-	(1,156)	-	(1,156)
Net amount		2,532	7,575	(1,156)	3,997	12,948

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

            Consolidated

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2020
Cost:
Land	-	667,865	21,300	-	241	(7,994)	14,264	695,676
Buildings	32	1,925,946	11,205	-	122,873	(14,747)	110,953	2,156,230
Leasehold improvements	10	1,121,528	12,192	-	46,941	(3,628)	414	1,177,447
Machinery and equipment	13	5,707,721	88,527	-	158,206	(2,113)	372,872	6,325,213
Automotive fuel/lubricant distribution equipment and facilities	13	2,991,472	53,433	-	128,852	(36,880)	-	3,136,877
LPG tanks and bottles	10	755,460	54,634	-	19	(29,271)	-	780,842
Vehicles	8	320,161	14,711	-	7,887	(30,373)	447	312,833
Furniture and utensils	9	295,604	7,742	-	1,466	(2,654)	4,884	307,042
Construction in progress	-	827,086	303,075	-	(460,823)	(448)	18,702	687,592
Advances to suppliers	-	12,544	15,913	-	(6,185)	(56)	-	22,216
Imports in progress	-	250	1,008	-	(559)	-	6	705
IT equipment	5	412,809	15,449	-	4,424	(2,264)	2,850	433,268
		15,038,446	599,189	-	3,342	(130,428)	525,392	16,035,941

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2020
Accumulated depreciation:
Buildings	(793,835)	-	(48,445)	(1)	11,153	(20,491)	(851,619)
Leasehold improvements	(614,379)	-	(60,374)	(29)	2,209	(123)	(672,696)
Machinery and equipment	(3,231,627)	-	(235,626)	59	1,380	(69,627)	(3,535,441)
Automotive fuel/lubricant distribution equipment and facilities	(1,766,878)	-	(131,862)	-	28,533	-	(1,870,207)
LPG tanks and bottles	(425,554)	-	(41,634)	(30)	17,883	-	(449,335)
Vehicles	(139,045)	-	(18,796)	48	15,136	(320)	(142,977)
Furniture and utensils	(171,475)	-	(15,682)	-	2,106	(2,657)	(187,708)
IT equipment	(318,063)	-	(26,253)	295	2,140	(2,491)	(344,372)
Construction in progress	(7,460,856)	-	(578,672)	342	80,540	(95,709)	(8,054,355)

Provision for losses:
Advances to suppliers	(110)	-	-	-	-	-	(110)
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(1,599)	(1,082)	-	-	618	(14)	(2,077)
Machinery and equipment	(2,875)	-	-	-	-	(189)	(3,064)
Automotive fuel/lubricant distribution equipment and facilities	(98)	-	-	-	18	-	(80)
	(4,828)	(1,082)	-	-	636	(203)	(5,477)
Net amount	7,572,762	598,107	(578,672)	3,684	(49,252)	429,480	7,976,109

(i) Refers to amounts transferred from intangible assets.

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, service stations and bases and acquisition of real estate.

The depreciation expenses were recognized in the interim financial information as shown below:

	Parent		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Inventories and cost of products and services sold	-	-	318,873	304,157
Selling and marketing	-	-	222,354	214,959
General and administrative	1,156	-	37,445	36,338
	1,156	-	578,672	555,454

66

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

15. Intangible assets

Balances and changes in intangible assets are as follows:

          Parent

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Transfer (i)	Balance on 09/30/2020
Cost:
Goodwill (a)	-	246,163	-	-	-	246,163
Software (b)	5	-	10,071	-	(3,998)	6,073
		246,163	10,071	-	(3,998)	252,236

Accumulated amortization:
Software		-	-	(720)	-	(720)
		-	-	(720)	-	(720)

Net amount		246,163	10,071	(720)	(3,998)	251,516

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

           Consolidated

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 09/30/2020
Cost:
Goodwill (a)	-	1,525,088	-	-	-	-	-	1,525,088
Software (b)	4	1,210,529	111,648	-	(20,261)	(3,337)	6,912	1,305,491
Technology (c)	-	32,617	-	-	-	-	-	32,617
Commercial property rights	5	7,934	21	-	1,440	(1,480)	-	7,915
Distribution rights	10	133,599	-	-	-	-	-	133,599
Brands (d)	-	122,504	-	-	-	-	19,964	142,468
Trademark rights (d)	39	114,792	-	-	-	-	-	114,792
Others (e)	10	44,900	666	-	-	-	5,415	50,981
		3,191,963	112,335	-	(18,821)	(4,817)	32,291	3,312,951

Accumulated amortization:
Software		(648,861)	-	(129,325)	16,577	3,337	(5,066)	(763,338)
Technology		(32,616)	-	-	-	-	-	(32,616)
Commercial property rights		(6,384)	-	(65)	(1,440)	112	-	(7,777)
Distribution rights		(108,932)	-	(3,399)	-	-	-	(112,331)
Trademark rights		(6,119)	-	(2,203)	-	-	-	(8,322)
Others		(32,713)	-	(89)	-	-	(10)	(32,812)
		(835,625)	-	(135,081)	15,137	3,449	(5,076)	(957,196)

Provision for losses and impairment:
Goodwill (a)		(593,280)	-	-	-	-	-	(593,280)
Commercial property rights		(465)	(112)	-	-	350	-	(227)
		(593,745)	(112)	-	-	350	-	(593,507)
Net amount		1,762,593	112,223	(135,081)	(3,684)	(1,018)	27,215	1,762,248

(i) Refers to amounts transferred to PP&E.

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the interim financial information as shown below:

	Parent		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Inventories and cost of products and services sold	-	-	7,293	8,473
Selling and marketing	-	-	5,798	2,284
General and administrative	720	-	121,990	69,023
	720	-	135,081	79,780

a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	09/30/2020	12/31/2019
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment	Extrafarma	(593,280)	(593,280)
Extrafarma – net	Extrafarma	68,273	68,273
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Others	Oxiteno	583	583
		931,808	931,808

(1) Including R$ 246,163 at Ultrapar.

On December 31, 2019, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Discount and real growth rates: on December 31, 2019, the discount and real growth rates used to extrapolate the projections ranged from 8.9% to 12.1% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Revenue from sales and services, costs and expenses, and gross margin considers the budget prepared for 2020 and the long-term strategic plan prepared by management and approved by the Board of Directors.

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of impairment in the amount of R$ 593,280 for subsidiary Extrafarma for the year ended December 31, 2019 (see Note 2.u).

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 39,296 on September 30, 2020 and R$ 56,472 on December 31, 2019.

c. Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d. Brands and trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16. Loans, financing, debentures and hedge derivative financial instruments

a. Composition

                   Parent

Description	09/30/2020	12/31/2019	Index/ Currency	Weighted average financial charges 09/30/2020 – % p.a.	Maturity
Brazilian Reais:
Debentures – 6th issuance (g.5)	1,725,350	1,752,081	DI	105.3	2023
Notes – Ultrapar (h.1)	1,024,548	-	R$ + DI	3.1	2021
Total	2,749,898	1,752,081

Current	1,025,970	28,713
Non-current	1,723,928	1,723,368

                   Consolidated

Description	09/30/2020	12/31/2019	Index/ Currency	Weighted average financial charges 09/30/2020 – % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	7,995,112	4,213,662	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	1,127,494	1,057,407	US$	3.9	2021 to 2023
Financial institutions (e)	342,522	604,741	US$ + LIBOR (1)	1.4	2021
Foreign loan (c.1) (*)	282,081	608,685	US$ + LIBOR (1)	1.0	2022
Financial institutions (e)	175,481	132,417	US$	2.6	2020 to 2022
Advances on foreing exchange contracts	113,533	-	US$	3.7	2021
Financial institutions (e)	38,480	41,164	MX$ (2)	8.7	2020
Foreign loan (c.2)	-	243,837	US$+ LIBOR (1)	-	2020
BNDES (d)	-	208	US$	-	2020
Total foreign currency	10,074,703	6,902,121

71

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Description	09/30/2020	12/31/2019	Index/ Currency	Weighted average financial charges 09/30/2020 – % p.a.	Maturity
Brazilian Reais – denominated loans:
Debentures – CRA (g.2, g.4 and g.6)	2,048,013	2,036,647	DI	95.8	2022 to 2023
Debentures – 6ª issuance (g.5)	1,725,350	1,752,080	DI	105.3	2023
Debentures – Ipiranga (g.1 and g.3)	1,672,323	1,868,612	DI	105.0	2021 to 2022
Notes - Ultrapar (h.1)	1,024,548	-	R$ + DI	3.1	2021
Debentures – CRA (g.2, g.4 and g.6) (*)	973,785	941,614	IPCA	4.6	2024 to 2025
Banco do Brasil (f)	406,618	611,276	DI	110.9	2021 to 2022
Notes – Ipiranga (h.2)	305,459	-	R$ + DI	2.0	2021
Bank Credit Bill	230,218	-	R$ + DI	3.5	2021
Debentures – Tequimar (g.7)	91,494	89,278	R$	6.5	2024
FINEP	32,684	41,345	TJLP (3)	1.6	2020 to 2023
BNDES (d)	9,706	62,578	TJLP (3)	2.5	2021
Banco do Nordeste do Brasil	8,461	10,039	R$ (4)	10.0	2021
FINEP	8,011	12,820	R$	4.0	2020 to 2021
BNDES (d)	442	30,392	SELIC (5)	2.2	2020
BNDES (d)	118	3,913	R$	6.5	2020 to 2022
FINAME	7	22	TJLP (3)	5.7	2020 to 2022
Total in Brazilian Reais	8,537,237	7,460,616
Total foreign currency and Brazilian Reais	18,611,940	14,362,737
Currency and interest rate hedging instruments (**)	143,986	29,985
Total	18,755,926	14,392,722
Current	3,964,456	1,117,441
Non-current	14,791,470	13,275,281

(*) These transactions were designated for hedge accounting (see Note 33.h).

(**) Accumulated losses (see Note 33.i).

(1) LIBOR = London Interbank Offered Rate.

(2) MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

(3) TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On September 30, 2020, TJLP was fixed at 4.91% p.a.

(4) Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On September 30, 2020, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5) SELIC = basic interest rate set by the Brazilian Central Bank.

72

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans and debentures are shown below:

Balance as of December 31, 2019	14,362,737
New loans and debentures with cash effect	3,591,624
Interest accrued	575,220
Principal payment	(2,280,152)
Interest payment	(478,755)
Monetary and exchange rate variation	2,816,759
Change in fair value	24,507
Balance as of September 30, 2020	18,611,940

The long-term consolidated debt had the following principal maturity schedule:

	09/30/2020	12/31/2019
From 1 to 2 years	2,004,114	1,424,775
From 2 to 3 years	3,223,295	3,115,495
From 3 to 4 years	1,074,977	3,451,988
From 4 to 5 years	333,975	765,263
More than 5 years	8,155,109	4,517,760
	14,791,470	13,275,281

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.i.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33.h).

b.  Notes in the foreign market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750,000 (equivalent to R$ 4,230,525 as of September 30, 2020) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 33.h.3).

On June 6, 2019, the subsidiary Ultrapar International issued US$ 500,000 (equivalent to R$ 2,820,350 as of September 30, 2020) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 33.h.3).

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200,000 (equivalent to R$ 1,128,140 as of September 30, 2020) in notes in the foreign market maturing in October 2026.

73

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On July 13, the subsidiary Ultrapar International made the reopening of notes in the foreign market issued in 2019, in the amount of US$ 350,000 (equivalent to R$ 1,974,245 on September, 2020) maturing in June 2029, to the coupon (interest) and yield of 5.25% per year, paid semiannually. The issue price was 99.994% of face value of the note. The notes were guaranteed by the Company and the subsidiary IPP.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

  Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

  Restriction on encumbrance of assets exceeding US$ 150,000 (equivalent to R$ 846,105 as of September 30, 2020) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c. Foreign loans

c.1. The subsidiary IPP has foreign loans in the amount of US$ 235,000 (equivalent to R$ 1,325,565 as of September 30, 2020). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 33.h.1); therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (thousands)	R$ (thousands)	Cost in % of DI
Charges (1)	14,894	84,010	-
Jul/2021	60,000	338,442	101.8
Jun/2022	50,000	282,035	105.0
Sep/2023	60,000	338,442	105.0
Sep/2023	65,000	366,646	104.8
Total / average cost	249,894	1,409,575	104.1

(1) Includes interest, transaction costs and mark to market.

The subsidiary IPP paid off in advance of such financing in the amount of US$ 160,000 in the third quarter of 2020. From the third quarter, the subsidiary IPP does does have contracts of foreign loans with covenants.

74

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 The subsidiary Global Petroleum Products Trading Corporation (“GPPTC”) contracted a foreign loan in the amount of US$ 60,000 with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of DI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. The foreign loan was settled by sudsidiary GPPTC on the maturity date.

d. BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

  Capitalization level: equity / total assets equal to or above 0.3; and

  Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

The subsidiaries paid off in advance of such loans in the amount of R$ 32,964 on September 2020.

e. Financial institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 1.4% and maturity as shown below:

Maturity	US$ (thousands)	R$ (thousands)
Charges (1)	3	15
Mar/2021	60,000	342,507
Total	60,003	342,522

(1) Includes interest and transaction costs.

75

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

The subsidiary Oxiteno USA paid off in advance of such financing in the amount of US$ 60,000 in the third quarter of 2020. The Company does not have the need to maintain the levels of covenants required by these loans.

f. Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol). The subsidiary IPP paid off in advance the amount of R$ 400,000 of such loans in December 2019.

These loans mature, as follows (includes accrued interest through September 30, 2020):

Maturity	09/30/2020
May/2021	203,572
May/2022	203,046
Total	406,618

76

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g. Debentures

g.1. In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.2. In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

77

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.3. In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

g.4. In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

78

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.5. In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.6. In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.7. In November 2019, the subsidiary Tequimar made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

79

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Tequimar designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through September 30, 2020).

Maturity	09/30/2020
Charges (1)	172,688
May/2021	166,700
Jul/2021	750,000
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	352,361
Oct/2024	213,693
Nov/2024	90,000
Dec/2025	240,000
Total	6,510,965

(1) Includes interest, transaction cost and mark to market.

h. Notes

h.1 In April 2020, the Company made its second public issuance of notes in a single series of 40 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 25,000,000.00
Final maturity:	April 6, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 3.10%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

h.2 In April 2020, the subsidiary IPP made its first public issuance of notes in a single series of 15 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 20,000,000.00
Final maturity:	April 3, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 2.00%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

80

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2019	Incurred cost	Amortization	Balance on 09/30/2020
Debentures (g)	0.2	41,406	-	(9,825)	31,581
Notes in the foreign market (b)	0.0	28,114	13,263	(3,033)	38,344
Notes (h)	0.5	-	6,802	(3,291)	3,511
Banco do Brasil (f)	0.2	770	-	(347)	423
Foreign loans (c)	0.2	94	-	(94)	-
Others	0.2	1,382	-	(1,361)	21
Total		71,766	20,065	(17,951)	73,880

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	12,602	10,595	5,828	2,227	281	48	31,581
Notes in the foreign market (b)	4,889	4,892	4,896	4,912	4,902	13,853	38,344
Notes (h)	3,511	-	-	-	-	-	3,511
Banco do Brasil (f)	302	121	-	-	-	-	423
Others	21	-	-	-	-	-	21
Total	21,325	15,608	10,724	7,139	5,183	13,901	73,880

j. Guarantees

The financings are guaranteed by collateral in the amount of R$ 74,870 as of September 30, 2020 (R$ 73,536 as of December 31, 2019) and by guarantees and promissory notes in the amount of R$ 14,632,975 as of September 30, 2020 (R$ 11,833,294 as of December 31, 2019).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 140,887 as of September 30, 2020 (R$ 293,509 as of December 31, 2019).

81

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP		Oxiteno
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Maximum amount of future payments related to these collaterals	250,363	81,344	-	2,753
Maturities of up to	46 months	60 months	-	4 months
Fair value of collaterals	4,220	1,237	-	68

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until September 30, 2020, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

17. Trade payables

	Parent		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Domestic suppliers	4,385	2,173	1,769,269	1,823,952
Domestic suppliers – related parties (see Note 8.a.2)	-	-	5,141	73,304
Domestic suppliers – reverse factoring (i)	-	-	593,888	262,870
Domestic suppliers – reverse factoring (i) - related parties (see Note 8.a.2)	-	-	61,123	193,080
Foreign suppliers	-	-	804,088	261,222
Foreign suppliers – reverse factoring (i)	-	-	213,883	85,643
	4,385	2,173	3,447,392	2,700,071

(i) Suppliers – reverse factoring: some subsidiaries of the Company entered into an agreements with a financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transactions are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

82

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

18. Salaries and related charges

	Parent		Consolidated
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Provisions on salaries	11,686	-	253,602	184,716
Profit sharing, bonus and premium	15,542	-	138,383	133,533
Social charges	8,993	958	95,340	70,228
Others	66	-	26,662	17,159
	36,287	958	513,987	405,636

19. Taxes payable (Consolidated)

	09/30/2020	12/31/2019
ICMS	183,611	149,547
PIS and COFINS	32,146	40,676
ISS	35,981	26,986
Value-added tax (IVA) of foreign subsidiaries	31,050	25,619
Others	27,544	27,094
	310,332	269,922

20. Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

In May 2020, the Deliberative Council of Ultraprev approved the use of the reversion fund in the amount of R$ 47,088, which R$ 6,439 used to deduct the sponsors’ normal contributions. The balance of R$ 40,649 on September 30, 2020 will be used in an average period between 10 and 70 months depending on the sponsor.

83

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

For the nine-month period ended September 30, 2020, the subsidiaries contributed R$ 15,924, including the use of the reversion fund of R$ 6,439 (R$ 16,179 for the nine-month period ended September 30, 2019) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of September 30, 2020 was 7,469 active participants and 353 retired participants. In addition, Ultraprev had 24 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of September 30, 2020.

	Parent		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Health and dental care plan (1)	-	-	158,540	154,142
Indemnification of FGTS	3,213	-	66,954	66,309
Seniority bonus (2)	898	-	19,668	34,485
Life insurance (1)	-	-	18,768	17,931
Total	4,111	-	263,930	272,867

Current	-	-	29,522	28,951
Non-current	4,111	-	234,408	243,916

(1) Only IPP and Iconic Lubrificantes S.A. (“Iconic”).

(2) In September 2020, there was a change in the bonus policy to retirement with reduced benefit.

21. Provision for asset retirement obligation – fuel tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks owned by Ipiranga-branded located at service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2019	51,242
Additions (new tanks)	121
Expense with tanks removed	(3,918)
Accretion expense	5,076
Balance as of September 30, 2020	52,521

Current	4,655
Non-current	47,866

84

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22. Provisions and contingencies (Consolidated)

a. Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2019	Additions	Reversals	Payments	Interest	Balance on 09/30/2020
IRPJ and CSLL (a.1.1)	541,281	-	(537)	-	5,900	546,644
PIS and COFINS	10,155	-	(10,264)	-	109	-
ICMS	96,472	4,156	(1,022)	(4,085)	102	95,623
Civil, environmental and regulatory claims (a.2.1)	85,855	4,780	(12,924)	(20,765)	150	57,096
Labor litigation (a.3.1)	98,010	7,080	(563)	(12,813)	2,664	94,378
Others	92,822	-	(414)	-	440	92,848
Total	924,595	16,016	(25,724)	(37,663)	9,365	886,589

Current	40,455					41,968
Non-current	884,140					844,621

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	09/30/2020	12/31/2019
Tax matters	786,012	753,810
Labor litigation	63,093	71,605
Civil and other	103,291	96,028
Total – non-current assets	952,396	921,443

85

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1 Provisions for tax matters and social security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 521,873 as of September 30, 2020 (R$ 515,825 as of December 31, 2019). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.2 Provisions for civil, environmental and regulatory claims

a.2.1 The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 57,096 as of September 30, 2020 (R$ 85,855 as of December 31, 2019). The subsidiary IPP entered into an agreement in two civil lawsuits that were provisioned for the expected loss in the amount of R$ 27,995. Reason why, with the closing of the cases, this provision was written-off in the period.

a.3 Provisions for labor matters

a.3.1 The Company and its subsidiaries maintain provisions of R$ 94,378 as of September 30, 2020 (R$ 98,010 as of December 31, 2019) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,270,901 as of September 30, 2020 (R$ 2,840,086 as of December 31, 2019).

b.1 Contingent liabilities for tax matters and social security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,355,879 as of September 30, 2020 (R$ 2,028,159 as of December 31, 2019), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 177,864 as of September 30, 2020 (R$ 173,738 as of December 31, 2019).

86

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 969,956 as of September 30, 2020 (R$ 836,822 as of December 31, 2019), Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 304,141 as of September 30, 2020 (R$ 319,849 as of December 31, 2019), of which R$ 91,987 (R$ 126,772 as of December 31, 2019) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 97,788 as of September 30, 2020 (R$ 92,567 as of December 31, 2019); of conditioned fruition of fiscal incentive in the amount of R$ 119,551 as of September 30, 2020 (R$ 117,753 as of December 31, 2019); and inventory differences in the amount of R$ 278,261 as of September 30, 2020 (R$ 172,736 as of December 31, 2019) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 724,328 as of September 30, 2020 (R$ 699,360 as of December 31, 2019), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 211,676 as of September 30, 2020 (R$ 208,449 as of December 31, 2019), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 634,479, totaling 2,862 lawsuits as of September 30, 2020 (R$ 549,664, totaling 3,109 lawsuits as of December 31, 2019), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33,844 as of September 30, 2020 (R$ 33,603 as of December 31, 2019). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

87

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and in the Distrito Federal. The process related to the anti-competitive acts of Joinville, established in October 2015, is under judgment (until now two favorable votes and one unfavorable vote have been pronounced) while the lawsuit related to the Distrito Federal, from an administrative inquiry initiated in May 2012, which was converted into an administrative proceeding in June 2020, is in the stage of presentation of defense. Besides these, in April, 2019 an administrative award was imposed in the amount of R$ 40,693 for allegedly influencing uniform commercial conduct among fuel resellers around the city of Belo Horizonte, state of Minas Gerais. In this case, there was an option for the judicial discussion of the assessment and penalty applied, which has as last relevant movement the presentation of a reply by IPP, and it is certain that a decision has already been issued granting protection to suspend the enforceability of the fine. Management did not recognize a provision for these contingencies, supported by the opinion of external legal counsel that classified the probability of loss as remote.

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução - CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s Financial statements. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Tequimar shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to the Fisheries Management Project, to obtain the definitive filing of the process. In addition, as of September 30, 2020, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 4,494 (R$ 11,403 as of December 31, 2019). On September 30 and December 31, 2019, there were not extrajudicial lawsuits.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 280,543, totaling 1,472 lawsuits as of September 30, 2020 (R$ 262,263, totaling 1,649 lawsuits as of December 31, 2019), mainly represented by:

88

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.3.1 The Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and Empresa Carioca de Produtos Químicos S.A. (“EMCA”), companies located in the Camaçari Petrochemical Complex, are members, filed, in 1990, collective lawsuits against the subsidiaries, demanding the compliance of the fourth section of the collective labor agreement 1989/1990 (CCT 1989/1990), which provided for a salary, adjustment in lieu of the salary policies practiced. The collective actions against the subsidiaries, which have already become final, were judged in a favorable way to Oxiteno Nordeste and EMCA. At the same time, in 1990, there was the proposal for a collective agreement of legal nature, which appeared in the collective action, the Union of Employees and the Union of Companies (SINPEQ), discussing the same object (validity of the fourth clause of CCT 1989/1990). This action that transit judged only in October 2019, and remained unfavorable to SINPEQ, having the STF declared valid the fourth clause. During the process of collective agreement between the Unions, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015, Sindiquímica filed enforcement lawsuits against Oxiteno Nordeste and, in 2017, EMCA, because these companies did not sign the agreement of 2010 with Sindiquímica. In addition to collective actions, individual claims containing the same object have been filed. In all the ongoing lawsuits whose object is the fourth clause, all applicable legal measures have been taken to defend companies and there are not new final decisions in addition to those judged in favor of companies in the 1990s.

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c of Interim Financial Information of 2018 filed on CVM February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 5,665 (R$ 5,423 as of December 31, 2019) are reflected in the consolidation of these interim financial information. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 188,073 as of September 30, 2020 (R$ 188,073 as of December 31, 2019. The amounts of provisions of Chevron's liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

d. Contingent assets

d.1 Exclusion of ICMS from the calculation basis of PIS and COFINS

In March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All subsidiaries have actions aimed at obtaining this right, as long as applicable. For the subsidiaries Oxiteno S.A., Extrafarma, Tequimar and Tropical have final and unappealable decision, and the respective subsidies to prove the amounts to be refunded were duly confirmed by management and recorded in results, up to the present year of 2020, the amount of R$ 497,764 (up to R$ 338,110 in 2019). As a result of injunctions obtained, some subsidiaries have already excluded ICMS from the PIS and COFINS calculation base in the amount of R$ 198,334 until September 30, 2020 (R$ 141,618 as of December 31, 2019). The amounts to be recovered from the other subsidiaries will be recognized to the extent that concomitantly, there are the final and unappealable decision of the individual action and confirmation of the evidences.

89

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company's management emphasizes that it is possible for the STF to modulate the effects of the judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company's management will assess the impact on the shares of its subsidiaries, which may result in a reduction in the claimed tax credits.

23. Deferred revenue (Consolidated)

The subsidiaries of the Company have recognized the following deferred revenue:

	09/30/2020	12/31/2019
‘am/pm’ and Jet Oil franchising upfront fee (a)	915	956
Loyalty program “Km de Vantagens” (b)	24,219	25,096
Loyalty program “Clube Extrafarma” (b)	1,767	1,574
Total current	26,901	27,626

a. Franchising upfront fee

am/pm is the convenience stores chain of the Ipiranga service stations and, on September 30, 2020, had 26 stores with initial deferred franchising upfront fee (31 stores as of December 31, 2019). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network and, on September 30, 2020 had 17 stores with initial deferred franchising upfront fee (20 stores as of December 31, 2019). For more information on the deferred revenue from the franchising upfront fee, see Note 2.a.

b. Loyalty programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points. For more information on deferred revenue from loyalty program, see Note 2.a.

90

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date.

On February 19 and August 12, 2020, the Company’s Board of Directors confirmed the issuance of, respectively, 2,108,542 and 86,978 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014.

In the association agreement between the Company and Extrafarma on January 31, 2014 and due to the unfavorable decisions of some processes prior on January 31, 2014, 574,648 shares linked to the subscription warrants - indemnification were canceled and didn’t issue. 3,641,075 shares remain retained, linked to subscription warrants - indemnification which may be issued or canceled as the final decision of the processes is favorable or unfavorable, respectively. On September 30, 2020, the maximum number of shares, which could be issued in the future, linked to the subscription warrants - indemnification, were up to 3,657,550 shares, totaling R$ 70,841 on September 30, 2020.

25. Equity

a. Share capital

On September 30, 2020, the subscribed and paid-in capital stock consists of 1,115,005,712 (1,112.810,192 as of December 31, 2019) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of September 30, 2020, on B3 was R$ 19.27 (R$ 25.48 as of December 31, 2019).

As of September 30, 2020, the Company is authorized to increase capital up to the limit of 1,600,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors. On February 19 and August 12, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 and 86,978 common shares due to the partial exercise of the rights conferred by the subscription warrants – idemnification. For more information on the partial issue, see note 24.

As of September 30, 2020, there were 47,479,723 common shares outstanding abroad in the form of ADRs (46,518,315 shares as of December 31, 2019).

91

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein are of the same class and type and granted to its holders the same rights of the current shares and ADRs.

b.  Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.  Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of September 30, 2020, and December 31, 2019, 26,780,298 common shares were held in the Company's treasury, acquired at an average cost of R$ 18.12.

d.  Capital reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, on February 19 and August 12, 2020, there was an increase in the reserve totaled amount of R$ 53,072 and R$ 1,691, respectively, due to the partial exercise of the subscription warrants – indemnification (see note 24).

e.  Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

92

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.  Profit reserves

f.1 Legal reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,290,073 as of September 30, 2020 (R$ 3,290,073 as of December 31, 2019).

g.  Valuation adjustments and cumulative translation adjustments

g.1 Valuation adjustments

(i)       Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)     Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)   The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.

(iv)    The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

93

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in valuation adjustments of the Company are as follows:

	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)
Changes in fair value of financial instruments	(743,922)	238	-	-	(743,684)
IRPJ and CSLL on fair value	253,200	-	-	-	253,200
Balance as of September 30, 2020	(786,854)	443	(47,759)	197,369	(636,801)

	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	(157,231)	719	-	-	(156,512)
IRPJ and CSLL on fair value	53,476	-	-	-	53,476
Actuarial gain of post-employment benefits	-	-	238	-	238
Balance as of September 30, 2019	(347,091)	446	(17,511)	197,369	(166,787)

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 33.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

94

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in cumulative translation adjustments of the Company are as follows:

	09/30/2020	09/30/2019
Initial balance	102,427	65,857
Currency adjustment translation of foreign subsidiaries	299,625	44,418
Effect of foreign currency exchange rate variation on financial instruments	(152,950)	(31,864)
IRPJ and CSLL on exchange variation	52,003	10,834
Final balance	301,105	89,245

h.  Dividends and allocation of net income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2019 in the amount of R $ 261,470 (R $ 0.24 – twenty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2020, and were paid as of March 6, 2020.

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2019	14,689	16,694
Provisions	261,470	264,262
Payments	(261,409)	(264,487)
Balance as of September 30, 2020	14,750	16,469

95

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

26. Net revenue from sale and services (Consolidated)

	09/30/2020	09/30/2019
Gross revenue from sale	61,874,881	69,274,939
Gross revenue from services	679,488	640,879
Sales taxes	(3,068,529)	(2,912,201)
Discounts and sales returns	(1,237,466)	(1,114,791)
Amortization of contractual assets with customers (see Note 11)	(224,441)	(273,383)
Deferred revenue (see Note 23)	1,517	19,745
Net revenue from sales and services	58,025,450	65,635,188

27. Expenses by nature (Consolidated)

The Company presents its expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	Parent		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Raw materials and materials for use and consumption	-	-	52,686,638	60,068,058
Personnel expenses	108,039	7,556	1,647,883	1,840,508
Freight and storage	-	-	1,030,089	872,565
Depreciation and amortization	1,877	-	698,363	623,620
Amortization of right to use assets	3,238	-	242,147	219,225
Advertising and marketing	278	13	114,059	143,398
Services provided by third parties	17,800	9,600	236,358	250,457
Other expenses	12,506	2,238	201,794	349,949
Allocation of corporate expenses	(143,738)	(19,407)	-	-
Total	-	-	56,857,331	64,367,780
Classified as:
Cost of products and services sold	-	-	53,925,516	61,161,756
Selling and marketing	-	-	1,854,841	1,961,011
General and administrative	-	-	1,076,974	1,245,013
Total	-	-	56,857,331	64,367,780

28. Gain (loss) on disposal of PP&E and intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset disposed of. For the nine-month period ended September 30, 2020, the gain was R$ 35,926 (gain of R$ 908 as of September 30, 2019), represented primarily from sale of PP&E.

96

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

29. Other operating income, net (Consolidated)

	09/30/2020	09/30/2019
Commercial partnerships (1)	19,813	32,668
Merchandising (2)	22,147	20,001
Loyalty program (3)	128	4,833
Ultracargo – fire accident in Santos (4)	-	(2,822)
Extraordinary tax credits (5)	138,120	98,496
Conduct adjustment commitment – Tequimar (6)	-	(65,539)
Provision for decarbonization obligation (7)	(66,374)	-
Others	412	12,397
Other operating income, net	114,247	100,034

(1) Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.

(2) Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.

(3) Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

(4) For more information about the fire accident in Ultracargo, see Note 22.b.2.4.

(5) Refers substantially to Oxiteno S.A., Ipiranga, Oleoquimica, EMCA, Tequimar, Ultracargo and Tropical PIS and COFINS credits (see Note 7.a.2), and 2019 substantially to Extrafarma, Ipiranga and Iconic credits.

(6) For more information, see Note 22.b.2.4.

(7) Refers to the obligation adopted by the Brazilian National Biofuels Policy – RenovaBio (implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy) to set decarbonization targets for its sector.

97

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30. Financial income (Expense)

	Parent		Consolidated
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Financial income:
Interest on financial investments	33,646	60,868	110,314	245,099
Interest from customers	-	-	106,796	100,921
Changes in subscription warranty – indemnification (see Note 24)	-	39,583	-	39,583
Selic interest on extraordinary PIS/COFINS credits (see Note 7.a.2)	-	-	82,429	11,146
Other financial income	204	-	7,274	5,131
	33,850	100,451	306,813	401,880
Financial expenses:
Interest on loans	(29,551)	-	(281,010)	(266,630)
Interest on debentures	(44,686)	(88,550)	(250,156)	(387,900)
Interest on leases payable	(3,416)	-	(109,994)	(98,934)
Bank charges, financial transactions tax, and other charges	(1,452)	(2,442)	(62,272)	(47,042)
Exchange variation, net of gains and losses with derivative financial instruments	-	25	3,162	165,361
Changes in subscription warranty – indemnification (see Note 24)	(1,322)	-	(1,322)	-
Interest of provisions, net, and other financial	-	-	(11,047)	(21,484)
	(80,427)	(90,967)	(712,639)	(656,629)
Financial income (expense)	(46,577)	9,484	(405,826)	(254,749)

98

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants - indemnification, as mentioned in Notes 8.c and 24, respectively.

	09/30/2020	09/30/2019
Basic earnings per share
Net income for the period of the Company	467,358	640,062
Weighted average shares outstanding (in thousands)	1,088,600	1,084,373
Basic earnings per share – R$	0.4293	0.5903
Diluted earnings per share
Net income for the period of the Company	467,358	640,062
Weighted average shares outstanding (in thousands), including dilution effects	1,095,033	1,090,529
Diluted earnings per share – R$	0.4268	0.5869
Weighted average shares outstanding (in thousands)
Weighted average shares outstanding for basic per share	1,088,600	1,084,373
Dilution effect
Subscription warrants – indemnification	3,658	3,658
Deferred stock plan	2,775	2,498
Weighted average shares outstanding for diluted per share	1,095,033	1,090,529

Earnings per share were adjusted retrospectively by the issue of 2,195,520 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 24.

32. Segment information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

99

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a. Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	09/30/2020	09/30/2019
Net revenue from sales and services:
Ultragaz	5,439,739	5,307,121
Ipiranga	47,017,149	55,219,957
Oxiteno	3,733,888	3,242,583
Ultracargo	478,191	387,900
Extrafarma	1,469,473	1,559,087
Abastece Aí	3,893	-
	58,142,333	65,716,648
Others (1)	36,594	33,299
Intersegment sales	(153,477)	(114,759)
Total	58,025,450	65,635,188
Intersegment sales:
Ultragaz	3,537	2,894
Ipiranga	165	440
Oxiteno	11,354	17,434
Ultracargo	102,064	60,759
	117,120	81,527
Others (1)	36,357	33,232
Total	153,477	114,759
Net revenue from sales and services, excluding intersegment sales:
Ultragaz	5,436,202	5,304,227
Ipiranga	47,016,984	55,219,517
Oxiteno	3,722,534	3,225,149
Ultracargo	376,127	327,141
Extrafarma	1,469,473	1,559,087
Abastece Aí	3,893	-
	58,025,213	65,635,121
Others (1)	237	67
Total	58,025,450	65,635,188
Operating income (expense):
Ultragaz	401,450	251,823
Ipiranga	639,291	1,166,702
Oxiteno	212,775	4,454
Ultracargo	196,929	48,105
Extrafarma	(65,921)	(79,389)
Abastece Aí	(28,808)	-
Corporation (2)	(67,386)	(53,543)
	1,288,330	1,338,152
Others (1)	884	2,693
Total	1,289,214	1,340,845

100

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2020	09/30/2019
Share of profit (loss) of joint ventures and associates:
Ultragaz	(48)	4
Ipiranga	848	1,323
Oxiteno	595	597
Ultracargo	574	1,728
	1,969	3,652
Others (3)	(32,484)	(21,947)
Total	(30,515)	(18,295)
Income before financial result, income and social contribution taxes	1,258,699	1,322,550
Financial result, net	(405,826)	(254,749)
Income before income and social contribution taxes	852,873	1,067,801
Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	206,986	160,250
Ipiranga	200,113	226,246
Oxiteno	131,906	185,454
Ultracargo	118,268	128,316
Extrafarma	28,441	59,457
Abastece Aí	388	-
	686,102	759,723
Others (1)	25,425	10,130
Total additions to PP&E and intangible assets (see Notes 14 and 15)	711,527	769,853
Asset retirement obligation – fuel tanks (see Note 21)	(122)	(248)
Provision for demobilization of machinery and equipment	(406)	-
Capitalized borrowing costs	(11,577)	(23,961)
Total investments in PP&E and intangible assets (cash flow)	699,422	745,644
Addition on contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	291,953	231,737
Ultragaz	4,812	-
Total	296,765	231,737

101

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	09/30/2020	09/30/2019
Depreciation of PP&E and amortization of intangible assets charges:
Ultragaz	142,356	140,394
Ipiranga	229,773	218,171
Oxiteno	194,397	149,663
Ultracargo	48,659	43,861
Extrafarma	62,491	60,197
Abastece Aí	6,708	-
	684,384	612,286
Others (1)	13,979	11,334
Total	698,363	623,620
Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	223,217	273,327
Ultragaz	1,224	56
Total	224,441	273,383
Amortization of right to use assets:
Ultragaz	29,792	22,522
Ipiranga	131,145	118,305
Oxiteno	9,638	7,008
Ultracargo	14,351	16,468
Extrafarma	53,675	54,890
Abastece Aí	15	-
	238,616	219,193
Others (1)	3,531	32
Total	242,147	219,225

	09/30/2020	12/31/2019
Total assets (excluding intersegment account balances):
Ultragaz	2,907,019	2,998,623
Ipiranga	18,917,916	16,278,320
Oxiteno	9,204,465	7,453,476
Ultracargo	2,173,578	1,871,799
Extrafarma	1,824,683	2,060,182
Abastece Aí	84,167	-
	35,111,828	30,662,400
Others (1)	1,500,225	533,072
Total	36,612,053	31,195,472

(1) Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma - Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

(2) Expenses related to Ultrapar’s holding structure, including the Presidency, CA and CF, advisory comittees to the CA and Human Capital board and Risks, Compliance and Audit.

(3) Includes the share of profit (loss) in the joint ventures ConectCar and RPR.

102

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Geographic area information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	09/30/2020	12/31/2019
United States of America	1,262,006	909,787
Mexico	170,355	124,809
Uruguay	100,178	74,732
	1,532,539	1,109,328

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico and Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	09/30/2020	09/30/2019
Net revenue from sale and services:
Brazil	56,622,321	64,606,946
Mexico	179,287	164,619
Uruguay	49,937	29,988
Other Latin American countries	457,596	317,937
United States of America and Canada	445,594	326,999
Far East	75,979	55,783
Europe	117,597	85,968
Other	77,139	46,948
Total	58,025,450	65,635,188

Sales to the foreign market are made substantially by the Oxiteno segment.

103

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)
33. Risks and financial instruments (Consolidated)

a. Risk management and financial instruments – governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its CA (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and other directors designated by the CFO. The Committee holds quarterly meetings and monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the CA of Ultrapar.

The Audit and Risks Committee (“CAR”) advises the CA in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the CAR the risks exposure and compliance or noncompliance of the Policy.

104

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and liabilities in foreign currencies

	09/30/2020	12/31/2019
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	2,587,869	455,620
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	331,487	213,544
Other assets	1,851,043	1,445,022
	4,770,399	2,114,186
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(10,135,021)	(6,895,052)
Payables arising from imports, net of advances to foreign suppliers	(996,653)	(344,523)
	(11,131,674)	(7,239,575)
Foreign currency hedging instruments	4,322,379	3,636,418
Net liability position – total	(2,038,896)	(1,488,971)
Net asset (liability) position – income statement effect	(27,610)	452,178
Net liability position – equity effect	(2,011,286)	(1,941,149)

105

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Sensitivity analysis of assets and liabilities in foreign currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 2,038,896 in foreign currency as of September 30, 2020:

	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect	Real devaluation	(2,761)	(6,903)	(13,805)
(2) Equity effect		(201,129)	(502,821)	(1,005,643)
(1) + (2)	Net effect	(203,890)	(509,724)	(1,019,448)
(3) Income statement effect	Real appreciation	2,761	6,903	13,805
(4) Equity effect		201,129	502,821	1,005,643
(3) + (4)	Net effect	203,890	509,724	1,019,448

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,488,971 in foreign currency as of December 31, 2019:

	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
(1) Income statement effect	Real devaluation	45,218	113,045	226,089
(2) Equity effect		(194,115)	(485,287)	(970,575)
(1) + (2)	Net effect	(148,897)	(372,242)	(744,486)
(3) Income statement effect	Real appreciation	(45,218)	(113,045)	(226,089)
(4) Equity effect		194,115	485,287	970,575
(3) + (4)	Net effect	148,897	372,242	744,486

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 25.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

106

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	09/30/2020	12/31/2019
DI
Cash equivalents	4.a	2,639,355	1,780,939
Financial investments	4.b	3,073,361	2,610,686
Asset position of foreign exchange hedging instruments – DI	33.g	-	19,323
Loans and debentures	16.a	(7,412,529)	(6,268,615)
Liability position of foreign exchange hedging instruments – DI	33.g	(2,124,304)	(3,318,289)
Liability position of fixed interest instruments + IPCA – DI	33.g	(1,312,870)	(821,902)
Net liability position in DI		(5,136,987)	(5,997,858)
TJLP
Loans –TJLP	16.a	(42,397)	(103,945)
Net liability position in TJLP		(42,397)	(103,945)
LIBOR
Asset position of foreign exchange hedging instruments – LIBOR	33.g	281,622	850,307
Loans – LIBOR	16.a	(624,603)	(1,457,263)
Net liability position in LIBOR		(342,981)	(606,956)
SELIC
Loans – SELIC	16.a	(442)	(30,392)
Net liability position in SELIC		(442)	(30,392)
Total net liability position exposed to floating interest		(5,522,807)	(6,739,151)

107

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 Sensitivity analysis of floating interest rate risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below show the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

		09/30/2020
	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	10,523	26,307	52,614
Interest effect on debt in DI	Increase in DI	(16,233)	(40,581)	(81,163)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(1,645)	(11,428)	(27,733)
Incremental expenses		(7,355)	(25,702)	(56,282)
Interest effect on debt in TJLP	Increase in TJLP	(280)	(700)	(1,400)
Incremental expenses		(280)	(700)	(1,400)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	605	1,512	3,023
Interest effect on debt in LIBOR	Increase in LIBOR	(1,340)	(3,350)	(6,700)
Incremental expenses		(735)	(1,838)	(3,677)
Interest effect on debt in SELIC	Increase in SELIC	(44)	(111)	(222)
Incremental expenses		(44)	(111)	(222)

108

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

		12/31/2019
	Risk	Scenario I	Scenario II	Scenario III
		Base	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	29,304	73,261	146,522
Foreign exchange hedging instruments (assets in DI)	Increase in DI	55	137	274
Interest effect on debt in DI	Increase in DI	(44,469)	(111,173)	(222,345)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(39,175)	(85,571)	(162,897)
Incremental expenses		(54,285)	(123,346)	(238,446)
Interest effect on debt in TJLP	Increase in TJLP	(1,213)	(3,033)	(6,065)
Incremental expenses		(1,213)	(3,033)	(6,065)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1,722	4,305	8,609
Interest effect on debt in LIBOR	Increase in LIBOR	(3,551)	(8,876)	(17,753)
Incremental expenses		(1,829)	(4,571)	(9,144)
Interest effect on debt in SELIC	Increase in SELIC	(251)	(628)	(1,257)
Incremental expenses		(251)	(628)	(1,257)

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1 Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

109

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair value
Counterparty credit rating	09/30/2020	12/31/2019
AAA	7,353,934	4,906,077
AA	136,453	331,512
A	2,201,853	418,020
BBB	105,549	56,488
Total	9,797,789	5,712,097

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

110

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees don’t influence in the calculation of risk of loss. The subsidiaries of the Company maintained the following allowance for expected losses on doubtful accounts balances on trade receivables:

	09/30/2020	12/31/2019
Ipiranga	462,944	447,235
Ultragaz	113,473	94,985
Oxiteno	17,778	13,252
Extrafarma	94	3,419
Ultracargo	1,616	2,001
Total	595,905	560,892

The table below presents information about credit risk exposure:

	09/30/2020			12/31/2019
	Weighted average rate of losses	Accounting balance	Provision for losses	Weighted average rate of losses	Accounting balance	Provision for losses
Current	1.6%	3,681,112	58,618	1.3%	3,843,803	50,198
less than 30 days	1.7%	139,536	2,373	2.1%	185,612	3,975
31-60 days	7.5%	43,381	3,275	7.1%	37,801	2,688
61-90 days	5.9%	50,959	3,028	20.4%	24,861	5,062
91-180 days	31.9%	83,862	26,747	41.8%	91,633	38,337
more than 180 days	54.9%	913,797	501,864	53.1%	867,618	460,632
		4,912,647	595,905		5,051,328	560,892

The information about expected losses on doubtful accounts balances by geographic area are as follows:

	09/30/2020	12/31/2019
Brazil	583,826	550,928
Mexico	-	1,123
Uruguay	89	267
Other Latin American countries	713	561
United States of America and Canada	1,281	889
Europe	9,913	7,075
Others	83	49
	595,905	560,892

For further information about the allowance for expected losses on doubtful accounts, see Notes 5.a and 5.b.

111

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due the fluctuation in prices for diesel and gasoline, among others.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking to protection of price movements through hedge transactions for cargo purchased in the international market, used contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

The table below shows the positions of derivative financial instruments to hedge commodity price risk at September 30, 2020:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousands)		Fair value
	Position	Product	Maturity	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
								R$ thousands	R$ thousands
Term	Sold	Heating Oil	oct-20	184,743	76,950	55,227	40,529	(5,671)	(2,378)
Term	Sold	RBOB	oct-20	74,246	64,867	23,224	29,243	269	1,107
								(5,402)	(1,271)

112

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totaled R$ 4,266,065, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investment initially planned for 2020 totaled R$ 1,770,714. Until third quarter, the amount of R$ 1,003,656 had been realized. On September 30, 2020, the Company and its subsidiaries had R$ 8,579,036 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of September 30, 2020 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	21,731,066	4,266,065	6,609,060	2,067,551	8,788,390
Currency and interest rate hedging instruments (3)	803,953	367,344	87,218	139,905	209,486
Trade payables	3,447,392	3,447,392	-	-	-
Leases payable	2,752,451	303,766	1,236,791	607,468	604,426

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 1.96% to 2020, 2.76% to 2021, 4.22% to 2022 and 5.51% to 2023; (ii) exchange rate of the Real against the U.S. dollar of R$ 5.09 in 2020, R$ 4.75 in 2021, R$ 4.32 in 2022, R$ 4.17 in 2023, R$ 4.20 in 2024, R$ 4.22 in 2025, R$ 4.24 in 2026, R$ 4.26 in 2027, R$ 4.28 in 2028 and R$ 4.30 in 2029; (iii) TJLP of 4.55%; (iv) IGP-M of 16.80% in 2020, 4.11% in 2021, 3.50% in 2022, 3.37% as from 2023; (v) IPCA of 2.5% in 2020, 2.8% in 2021, 3.0% as from 2022 (source: B3, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment date.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on September 30, 2020 and on the futures curve of LIBOR (ICE – Intercontinental Exchange) and commodities heating oil contracts and RBOB quoted on New York Mercantile Exchange (“NYMEX”) on September 30, 2020. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

113

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f. Capital management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, Swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

114

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Note	Notional amount [1]		Fair value
		Assets	Liabilities			09/30/2020	12/31/2019	09/30/2020	12/31/2019
Foreign exchange swap	Debt	USD + 4.58%	103.9% DI	nov-23	33.h.1	USD 185,000	USD 245,000	381,483	69,298
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.14%	105.0% DI	jun-22	33.h.1	USD 50,000	USD 150,000	115,459	74,970
Interest rate swap	Debt	4.57% + IPCA	95.8% DI	dec-25	33.h.1	R$ 806,054	R$ 806,054	178,412	144,123
Interest rate swap	Debt	6.47%	99.9% DI	nov-24	33.h.1	R$ 90,000	R$ 90,000	2,103	584
Term	Firm commitments	BRL	Heating Oil / RBOB	oct-20	33.h.1	USD 78,450	-	(5,402)	-
NDF	Firm commitments	BRL	USD	oct-20	33.h.1	USD 67,711	-	(7,385)	-
Zero Cost Collar	Operating margin	Put USD 3.86	Call USD 4.33	dec-20	33.h.2	USD 97,500	USD 60,000	(129,811)	(121)
								534,859	288,854

115

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		09/30/2020	12/31/2019	09/30/2020	12/31/2019
Foreign exchange swap	Debt	USD + 0.18%	55.5% DI	jun-29	USD 320,000	USD 853,000	647,658	353,451
NDF	Firm commitments	BRL	USD	mar-21	USD 243,619	USD 71,600	61,105	(1,080)
NDF	Operating margin	MXN	USD	dec-20	USD 1,500	-	(23)	-
Interest rate swap	Debt	BRL	BRL	oct-20	R$ 400,000	-	-	-
Foreign exchange swap	Debt	LIBOR-3M + 2.0%	105.9% DI	jun-20	-	USD 60,000	-	48,535
Foreign exchange swap	Firm commitments	USD + 0.00%	33.5% DI	may-20	-	USD 17,896	-	(2,203)
Foreign exchange swap	Operating margin	34.8% DI	USD + 0.00%	feb-20	-	USD 4,680	-	612
Term	Firm commitments	BRL	Heating oil / RBOB	may-20	-	USD 56,000	-	(1,271)
							708,740	398,044

(1) Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

116

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	09/30/2020	12/31/2019
Notional amount – US$	235,000	395,000
Result of hedging instruments – gain/(loss) – R$	676,657	79,466
Fair value adjustment of debt – R$	(20,416)	(36,764)
Financial expense in the statements of profit or loss – R$	(585,417)	(130,320)
Average effective cost – DI %	104.4	104.4

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	09/30/2020	12/31/2019
Notional amount – US$	806,054	806,054
Result of hedging instruments – gain/(loss) – R$	33,560	72,957
Fair value adjustment of debt – R$	(3,455)	(76,992)
Financial expense in the statements of profit or loss – R$	(613)	(68,054)
Average effective cost – DI %	95.8	95.8

For more information, see Notes 16.g.2, 16.g.4 and 16.g.6.

117

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

In thousands, except the DI %	09/30/2020	12/31/2019
Notional amount – US$	90,000	90,000
Result of hedging instruments – gain/(loss) – R$	1,027	584
Fair value adjustment of debt – R$	922	(208)
Financial expense in the statements of profit or loss – R$	3,445	(377)
Average effective cost – DI %	99.9	99.9

For more information, see Note 16.g.7.

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of blend the fuel, as occurs with the price practiced in its sales. The subsidiary Ipiranga realizes these operations with over-the-counter derivatives that are designated in a hedge accouting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands, except the DI %	09/30/2020	12/31/2019
Notional amount – US$	146,161	-
Result of hedging instruments – gain/(loss) – R$	(32,031)	-
Fair value adjustment of inventories – R$	5,493	-

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On September 30, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 488,572 (US$ 550,000 on December 31, 2019). On September 30, 2020, the unrealized loss of “Other comprehensive income” is R$ 485,039 (loss of R$ 293,277 on December 31, 2019), net of deferred IRPJ and CSLL.

On September 30, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$ 97,500 (US$ 60,000 on December 31, 2019). On September 30, 2020, the unrealized loss of “Other comprehensive income” is R$ 6,468 (loss of R$ 74 on December 31, 2019), net of deferred IRPJ and CSLL and a expense in the amount of R$ 119,890 in the financial income.

118

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On September 30, 2020, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95,000 (US$ 95,000 on December 31, 2019).On September 30, 2020, the unrealized loss of “Other comprehensive income” is R$ 100,947 (loss of R$ 55,682 on December 31, 2019), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

i. Gains (losses) on hedging instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	09/30/2020
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii)	577,332	-
b – Exchange rate derivates payable in U.S. dollars (ii)	(349,399)	(6,468)
c – Interest rate swaps in R$ (iii)	33,575	-
d – Non-derivative financial instruments (iv)	(1,153,107)	(934,945)
Total	(891,599)	(941,413)

	09/30/2019	12/31/2019
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii)	307,963	-
b – Exchange rate derivates payable in U.S. dollars (ii)	(1,792)	(80)
c – Interest rate swaps in R$ (iii)	(1,872)	-
d – Non-derivative financial instruments (iv)	(244,400)	(348,959)
Total	59,899	(349,039)

(i) Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).

(ii) Considers the designation effect of foreign exchange hedging.

(iii) Considers the designation effect of interest rate hedging in Brazilian Reais; and

(iv) Considers the results of notes in the foreign market (for further information see Note 16.b).

119

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair value of financial instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			09/30/2020		12/31/2019
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	306,784	306,784	284,992	284,992
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,639,355	2,639,355	1,780,939	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	50,194	50,194	49,448	49,448
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,847,119	2,847,119	1,937,967	1,937,967
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	147,874	147,874	595,816	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	78,368	78,368	76,904	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	2,425,276	2,425,276	303,417	303,417
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	1,302,819	1,302,819	682,615	682,615
Trade Receivables	Measured at amortized cost	5.a	3,390,555	3,372,613	3,689,500	3,663,247
Reseller Financing	Measured at amortized cost	5.b	926,187	923,359	800,936	839,090
Total			14,114,531	14,093,761	10,202,534	10,214,435
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,409,575	1,409,575	1,666,092	1,666,092
Financing	Measured at amortized cost	16.a	10,691,400	10,687,310	6,008,414	7,268,742
Debentures	Measured at amortized cost	16.a	5,445,686	5,331,188	5,657,339	5,603,669
Debentures	Measured at fair value through profit or loss	16.a	1,065,279	1,065,279	1,030,892	1,030,891
Leases payable	Measured at amortized cost	13	1,831,773	1,831,773	1,588,673	1,588,673
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	143,986	143,986	29,985	29,985
Trade payables	Measured at amortized cost	17	3,447,392	3,422,092	2,700,071	2,678,808
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	70,481	70,481	130,657	130,657
Total			24,105,572	23,961,684	18,812,123	19,997,517

120

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.
•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.
•

The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 24).

•	The fair value calculation of notes in the foreign market is based on the quoted price in an active market (see Note 16.b).

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the interim financial information. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

121

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair value hierarchy of financial instruments

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

122

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	09/30/2020	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	306,784	306,784	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,639,355	-	2,639,355
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	50,194	50,194	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,847,119	2,847,119	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	147,874	-	147,874
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	78,368	-	78,368
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	2,425,276	953,013	1,472,263
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	1,302,819	-	1,302,819
Trade Receivables	Measured at amortized cost	5.a	3,372,613	-	3,372,613
Reseller Financing	Measured at amortized cost	5.b	923,359	-	923,359
Total			14,093,761	4,157,110	9,936,651
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,409,575	-	1,409,575
Financing	Measured at amortized cost	16.a	10,687,310	7,995,113	2,692,197
Debentures	Measured at amortized cost	16.a	5,331,188	-	5,331,188
Debentures	Measured at fair value through profit or loss	16.a	1,065,279	-	1,065,279
Leases payable	Measured at amortized cost	13	1,831,773	-	1,831,773
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	143,986	-	143,986
Trade payables	Measured at amortized cost	17	3,422,092	-	3,422,092
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	70,481	-	70,481
Total			23,961,684	7,995,113	15,966,571

123

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2019	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	284,992	284,992	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	-	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	-	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,904	-	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	18,985	284,432
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	682,615	-	682,615
Trade Receivables	Measured at amortized cost	5.a	3,663,247	-	3,663,247
Reseller Financing	Measured at amortized cost	5.b	839,090	-	839,090
Total			10,214,435	2,291,392	7,923,043
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,666,092	-	1,666,092
Financing	Measured at amortized cost	16.a	7,268,742	4,587,932	2,680,810
Debentures	Measured at amortized cost	16.a	5,603,669	-	5,603,669
Debentures	Measured at fair value through profit or loss	16.a	1,030,891	-	1,030,891
Leases payable	Measured at amortized cost	13	1,588,673	-	1,588,673
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	29,985	-	29,985
Trade payables	Measured at amortized cost	17	2,678,808	-	2,678,808
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	130,657	-	130,657
Total			19,997,517	4,587,932	15,409,585

(1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

124

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k. Sensitivity analysis of derivative financial instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of September 30, 2020 and December 31, 2019, management adopted as a base scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 9.62 (R$ 5.76 as of December 31, 2019) in the base scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the base scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of September 30, 2020 and December 31, 2019, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

09/30/2020	Risk	Scenario I Base	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	1,300,263	2,409,286	3,518,309
(2) Debts / firm commitments in dollars		(1,300,260)	(2,409,256)	(3,518,252)
(1)+(2)	Net effect	3	30	57
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	532	(440,746)	(882,024)
(4) Gross margin of Oxiteno/Ipiranga		(532)	440,746	882,024
(3)+(4)	Net effect	-	-	-
Options
(5) Options Real / U.S. Dollar swaps	Dollar devaluation	(127,899)	-	111,378
(6) Gross margin of Oxiteno		127,899	-	(111,378)
(5)+(6)	Net effect	-	-	-

125

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2019	Risk	Scenario I Base	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	700,499	1,668,202	2,635,905
(2) Debts / firm commitments in dollars		(700,465)	(1,668,031)	(2,635,596)
(1)+(2)	Net effect	34	172	309
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	376	62,559	124,742
(4) Gross margin of Oxiteno		(376)	(62,559)	(124,742)
(3)+(4)	Net effect	-	-	-
Options
(5) Options Real / U.S. Dollar swaps	Dollar devaluation	-	42,101	102,917
(6) Gross margin of Oxiteno		-	(42,101)	(102,917)
(5)+(6)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of September 30, 2020 and December 31, 2019, the Company used the futures curve of the DI x Pre contract quoted on B3 as of September 30, 2020 for each of the swap and debt (hedged item) maturities, to determine the base scenario. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the base scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

09/30/2020	Risk	Scenario I Base	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(4,688)	(231,204)	(181,254)
(2) Fixed rate debt		4,688	231,204	181,254
(1)+(2)	Net effect	-	-	-

12/31/2019	Risk	Scenario I Base	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(195,123)	(137,260)	(74,027)
(2) Fixed rate debt		195,123	137,260	74,027
(1)+(2)	Net effect	-	-	-

126

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

For the sensitivity analysis of the commodity price swings hedging instruments on September 30, 2020 and December 31, 2019, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the base scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on September 30, 2020 and December 31, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

09/30/2020	Risk	Scenario I Base	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in Commodities Price	-	1,118,378	2,236,757
(2) Gross margin from Ipiranga		-	(1,118,378)	(2,236,757)
(1)+(2)	Net effect	-	-	-

12/31/2019	Risk	Scenario I Base	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in Commodities Price	100,542	1,490,893	2,881,245
(2) Gross margin from Ipiranga		(100,542)	(1,490,893)	(2,881,245)
(1)+(2)	Net effect	-	-	-

34. Commitments (Consolidated)

a. Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA, with the Complexo Industrial Portuário Governador Eraldo Gueiros and with the company Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	397,000 ton.	2031
Itaqui	1,222,377 m³	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of September 30, 2020, these rates were R$ 8.37 and R$ 2.67 per ton for Aratu and Suape, respectively and R$ 0.78 per m³ for Itaqui. According to contractual conditions and tolerances, there are not material pending issues regarding the minimum purchase limitsof the contract.

127

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A. which establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. These contracts establish a minimum commitment to according to the table below:

Plant	Minimum purchase (tons) per year	Maturity
Camaçari	205,000	2021
Mauá	44,100	2023

Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

b. Insurance coverage

The Company is supported by insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,142	(equivalent to R$ 6,442 milion as of 09/30/2020)
Ipiranga	R$ 1,530
Ultracargo	R$ 1,000
Ultragaz	R$ 272
Extrafarma	R$ 160

(*) In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million (equivalent to R$ 2,256 million as of September 30, 2020), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors, fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 451 million as of September 30, 2020), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation, cyber risks and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

128

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Area port lease

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, the company Navegantes was incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Tequimar, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP,that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02A, Latitude was incorporated, together with Petróleo Sabbá S.A.. Tequimar won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Tequimar for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde Logística Portuária S.A. was incorporated (see Note 3.b). The estimated investments regarding the participation of IPP and Tequimar sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

129

São Paulo, November 4, 2020 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in the Oil & Gas sector through Ipiranga, Ultragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy with Extrafarma, today announces its results for the third quarter 2020.

Net revenues	Adjusted EBITDA	Net income
R$ 21 billion	R$ 1,038 million	R$ 277 million

Investments	Cash flow from operations – 9M20	Market cap
R$ 313 million	R$ 2.6 billion	R$ 21 billion

Highlights

In this quarter, Ultrapar reported EBITDA growth both in relation to the third quarter of 2019 and to the second quarter of 2020, confirming our expectations that the worst moment of the crisis is behind. Our emergency measures and quick response to the first effects of the crisis, combined with initiatives taken to support our value chain, proved effective in maintaining our activities operational, ensuring the delivery of essential services to the population, and preserving the health of our employees.

At Ipiranga, our business most affected by the pandemic, we saw a gradual evolution in sales volumes of fuel during the quarter, as well as an improvement in the operating environment, which contributed to a significant recovery in the results compared to 2Q20. Extrafarma was able to reopen stores in shopping malls, contributing to increased revenues and dilution of costs. Ultragaz posted a recovery in sales volume in the bulk segment, driven by the resumption in industrial activities, while sales to the bottled segment remained resilient and gradually reverting to pre-pandemic levels. Oxiteno reported a similar trend: sales volume recovering for the automotive and coatings segments, while it maintained volume growth for the home and personal care segment. Just as in the second quarter, Ultracargo registered increased product handling and m³ sold compared to the previous quarter.

We maintained a disciplined control over costs and expenses for cash preservation purposes at all our businesses, in addition to selectivity in capital allocation. With this, we saw one more quarter of strong operating cash generation with a reduction in our leverage, reinforcing our commitment to financial soundness and demonstrating the resilience of our portfolio.

As from this quarter, we are including an update section on environmental, social and governance (ESG) themes in this earnings release to share the progress and achievements of Ultrapar and its businesses on these topics, enhancing transparency and fostering the dialog with our stakeholders.

3rd QUARTER 2020

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma is reported without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

We emphasize that all the financial information shown in this document includes the adoption of the IFRS 16 norm and the segregation of certain expenses pertaining to the Holding.

Information denominated EBITDA – Earnings Before Interest, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers – exclusive rights and cash flow hedge of the bonds; and EBIT – Earnings Before Interest and Taxes on Income and Social Contribution on Net Income are presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission - CVM on October 4, 2012. The calculation of EBITDA based on net earnings is shown below:

	Quarter			Semester
R$ million	3Q20	3Q19	2Q20	9M20	9M19
Net income	277.3	307.3	50.0	496.2	670.6
(+) Income and social contribution taxes	163.4	140.3	56.2	356.7	397.2
(+) Financial (income) expenses, net	157.9	163.4	80.3	405.8	254.7
(+) Depreciation and amortization	323.4	272.7	313.4	940.5	842.8
EBITDA	921.9	883.8	500.0	2,199.2	2,165.4
Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga and Ultragaz)	73.6	95.6	68.0	224.4	273.4
(+) Cash flow hedge from bonds	42.9	-	43.1	105.6	-
Adjusted EBITDA	1,038.3	979.3	611.0	2,529.2	2,438.8
Non-recurring items
(+) TAC in Ultracargo	-	13.0	-	-	65.5
(+) Tax credits in Oxiteno	-	-	-	(70.9)	-
(+) Tax credits in Ultracargo	-	-	(11.7)	(11.7)	-
Adjusted EBITDA ex-non-recurring items	1,038.3	992.3	599.3	2,446.6	2,504.3

3rd QUARTER 2020

Ultragaz

	3Q20	3Q19	2Q20	Δ	Δ	9M20	9M19	Δ
				3Q20 v 3Q19	3Q20 v 2Q20			9M20 v 9M19
Total volume (000 tons)	453	458	432	(1%)	5%	1,307	1,274	3%
Bottled	309	315	313	(2%)	(1%)	909	874	4%
Bulk	144	143	120	1%	20%	398	400	(1%)
EBITDA (R$ million)	222	187	206	18%	8%	575	419	37%

Operational performance – Sales volume at Ultragaz in 3Q20 fell by 1% compared to 3Q19, mainly due to the reduction of 2% in sales to the bottled segment, reflecting lower sales volume to the Southeast region. In the bulk segment, volumes were up by 1%, driven largely by the increase in sales to industries and special gases (propellant), although partially offset by lower demand from commercial and service segments in connection with the pandemic. Compared to 2Q20, sales volume grew by 5%, due to the sales recovery in the bulk segment.

Net revenues – Total of R$ 1,955 million (+3%), mainly due to LPG costs readjustments by Petrobras. Compared to 2Q20, net revenues grew 13% for the same reason mentioned above and due to increased sales volume.

Cost of goods sold – Total of R$ 1,637 million (+2%), largely due to price readjustments of LPG by Petrobras and increases in freight costs, despite lower sales volume, due to the need to source LPG from more distant supply bases. Compared to 2Q20, cost of goods sold increased by 13%, driven by LPG price readjustments and greater sales volume.

Sales, general and administrative expenses – Total of R$ 159 million, stable compared to 3Q19. There was an increase in variable compensation, in line with the earnings progression, and in consultancies for operational efficiency gains. However, these factors were compensated by initiatives implemented for controlling expenses and effects of the pandemic. In relation to 2Q20, sales, general and administrative expenses grew by 16%, reflecting seasonal increases in freight expenditures, higher provisioning for variable compensation and increased expenses with consultancies.

EBITDA – Total of R$ 222 million (+18%), a record quarterly result for Ultragaz, mainly due to the better sales mix and improved operational efficiency. Compared to 2Q20, there was an increase of 8%, due to stronger sales volume, partially offset by higher expenses.

Investments – Ultragaz invested R$ 68 million, allocated largely to the replacement and acquisition of gas bottles, in the setting up of new clients in the bulk segment and operational safety.

130

3rd QUARTER 2020

Ultracargo

	3Q20	3Q19	2Q20	Δ	Δ	9M20	9M19	Δ
				3Q20 v 3Q19	3Q20 v 2Q20			9M20 v 9M19
Installed capacity¹ (000 m³)	838	753	832	11%	1%	831	717	16%
m³ sold (000 m³)	3,062	2,676	2,963	14%	3%	9,174	7,819	17%
EBITDA ex-non-recurring items² (R$ million)	78	58	80	35%	(2%)	249	177	41%
EBITDA (R$ million)	78	45	92	74%	(14%)	261	111	134%

 1Monthly average

² Excluding the effect of the TAC in 2Q19 and 3Q19 and tax credits in 2Q20

Operational performance – Ultracargo’s average installed capacity increased 11% compared to 3Q19, due to the expanded tankage capacity at the terminals in Santos and Itaqui over the last twelve months. Consequently, m³ sold grew by 14%, with greater fuel handling operations and a higher number of spot operations. Compared to 2Q20, there was a 3% increase in m³ sold, mainly due to greater fuel handling activities at the terminals in Itaqui and Suape.

Net revenues – Total of R$ 160 million in 3Q20 (+18%), driven by increased fuel handling, contractual readjustments, new agreements and spot operations. In relation to 2Q20, net revenues were up 3%, due to increased fuel handling at the Itaqui and Suape terminals, partially offset by reduced sales at the Aratu terminal.

Cost of services provided – Total of R$ 68 million (-1%), due to lower maintenance and payroll costs, attenuated by increased costs with insurance policies, which have also increased in scope. The cost of services provided per m³ sold posted a reduction of 13%, an even greater improvement in productivity than that recorded in the last quarter. Compared to 2Q20, the cost of services provided was up by 4%, mainly due to higher expenditure with insurance policies and indemnities, but in line when related to m³ sold.

Sales, general and administrative expenses – Total of R$ 35 million (+9%), due to increased payroll expenses and to information systems for reinforcing Ultracargo’s technological platform. In relation to 2Q20, the increase was 22%, a result of higher expenses with information systems, payroll and consultancy.

Other operating results – An improvement of R$ 9 million compared to 3Q19, mainly due to the additional amount of R$ 13 million complementary to the Conduct Adjustment Agreement (“TAC”) booked in 3Q19. Compared to 2Q20, there was a decrease of R$ 11 million, due to non-recurring PIS/Cofins tax credits reported in the previous quarter.

EBITDA – Total of R$ 78 million. Excluding the effect of the TAC in 3Q19, Ultracargo posted an increase of 35%, as a result of increased handling of products enabled by the expanded capacity and to efficiency gains at the terminals, as well as contractual readjustments and improved productivity. In relation to 2Q20, excluding the non-recurring effect of the PIS/Cofins tax credits, EBITDA was 2% lower, mainly due to an increase in expenses.

Investments – Ultracargo recorded investments in the period of R$ 70 million, mainly allocated to the beginning of the construction of the new Vila do Conde terminal (state of Pará), the acquisition of land in Santos and expansion at the Itaqui terminal.

131

3rd QUARTER 2020

Oxiteno

	3Q20	3Q19	2Q20	Δ	Δ	9M20	9M19	Δ
				3Q20 v 3Q19	3Q20 v 2Q20			9M20 v 9M19
Average exchange rate (R$/US$)	5.38	3.97	5.39	35%	0%	5.08	3.89	31%
Total volume (000 tons)	202	195	166	4%	22%	549	559	(2%)
Commodities	37	42	28	(13%)	33%	97	112	(14%)
Specialty chemicals/others	166	153	139	8%	19%	453	447	1%
Sales in Brazil	143	147	111	(3%)	29%	381	403	(5%)
International sales	60	49	56	23%	7%	169	156	8%
EBITDA ex-non-recurring¹ (R$ million)	169	80	162	110%	5%	452	165	174%
EBITDA (R$ million)	169	80	162	110%	5%	523	165	217%

¹Excluding tax credits in 1Q20

Operational performance – Specialty chemicals volume grew 8% compared to 3Q19, boosted by robust sales in the home and personal care segment in the domestic market, a trend seen since 2Q20, by an increase of sales from the United States plant (+41%) and by higher exports. Commodity volumes decreased 13%, due to lower market demand. In relation to 2Q20, total volume rose by 22%, mainly following a recovery of sales in the automotive fluids and coatings segments.

Net revenues – Total of R$ 1,425 million (+27%), due to an average devaluation of 35% of the Real (R$ 1.41/US$) and an increase in sales volume, offset by the reduction of 7% in average prices in dollars. Compared to 2Q20, net revenues increased by 19%, as a result of greater sales volume and despite the reduction of 3% in average prices in dollars.

Cost of goods sold – Total of R$ 1,152 million (+27%), due to an average devaluation of 35% of the Real (R$ 1.41/US$) and increased sales volume, partially offset by the reduction of 10% in the cost of goods sold in dollars per ton. In relation to 2Q20, the cost of goods sold was up by 18%, a result of higher sales volume, partially offset by the reduction of 3% in the cost of goods sold in dollars per ton.

Sales, general and administrative expenses – Total of R$ 219 million (+20%), due to the foreign exchange translation effect of the international units, besides increased freight expenses (due to greater sales volume, exports and storage) and variable compensation, in line with the earnings progression. Compared to 2Q20, sales, general and administrative expenses were up by 22%, for the same reasons described previously, in addition to the effects of the initiatives to contain expenses adopted in the second quarter 2020.

EBITDA – Total of R$ 169 million (+110%), in light of increased sales volume, the ramp up of the plant in the United States and the 35% devaluation of the average Real (R$ 1.41/US$), partially offset by the increase in expenses. In relation to 2Q20, EBITDA was 5% higher, due to greater sales volume, despite the lower unitary margin in dollars per ton.

Investments – Investments in the period were R$ 39 million, mainly spent in maintenance CAPEX, operational continuity and safety at the manufacturing units.

132

3rd QUARTER 2020

Ipiranga

	3Q20	3Q19	2Q20	Δ	Δ	9M20	9M19	Δ
				3Q20 v 3Q19	3Q20 v 2Q20			9M20 v 9M19
Total volume (000 m³)	5,530	6,185	4,626	(11%)	20%	15,646	17,382	(10%)
Diesel	2,999	3,167	2,582	(5%)	16%	8,303	8,628	(4%)
Otto cycle	2,421	2,903	1,958	(17%)	24%	7,048	8,434	(16%)
Others¹	110	115	86	(5%)	28%	295	319	(8%)
EBITDA (R$ million)	566	679	179	(17%)	217%	1,224	1,787	(31%)

¹ Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Ipiranga reported a reduction of 11% in sales volume in relation to 3Q19, due to the major impact of the pandemic on fuel consumption in Brazil since the end of March. Otto cycle was the most affected segment and registered a 17% reduction in volume in the quarter, while diesel volume was down by 5%. Despite the decrease compared to the previous year, Ipiranga posted a 20% improvement in volumes compared to 2Q20, with the Otto cycle recovering by 24% and diesel by 16%, thanks to a gradual improvement in demand over the months.

Net revenues – Total of R$ 16,767 million (-14%), mainly due to lower sales volume. In relation to 2Q20, net revenues grew by 36%, reflecting the gradual recovery in volume and price readjustments by Petrobras.

Cost of goods sold – Total of R$ 15,956 million (-15%), largely due to lower sales volume. Compared to 2Q20, there was an increase of 33%, due to the increase in sales volume and the price readjustments by Petrobras.

Sales, general and administrative expenses – Total of R$ 407 million (-12%), mainly reflecting the reduction in expenses with payroll, freight (lower sales volume) and the reversal of provisions for doubtful accounts. Compared to 2Q20, there was an increase of 12% in sales, general and administrative expenses, due to higher freight expenses (greater sales volumes) and the recovery of recurring levels for some of the expenses reduced in the previous quarter.

Other operating results – Total of a negative R$ 46 million, a reduction of R$ 91 million compared to the same period of 2019, due to the cost relative to the RenovaBio program of R$ 66 million in 3Q20 and non-recurring PIS/Cofins tax credits of R$ 32 million in 3Q19.

Disposal of property – Total of R$ 13 million, due to the sale of real estate properties in the period.

EBITDA – Total of R$ 566 million (-17%), in light of lower sales volume and other operating results, partially offset by the reduction in expenses. Compared to 2Q20, there was an increase of 217%, driven by a gradual recovery in volume and an improvement in margins.

Investments – Ipiranga invested R$ 109 million in the expansion and maintenance of the service stations and franchise networks and in the company’s logistics infrastructure. Out of the total investments, R$ 36 million was expended on plant, property and equipment and additions to intangible assets, R$ 60 million on contractual assets with clients (exclusivity rights) and R$ 13 million in the form of drawdowns of financing to clients and advanced payments of rentals, net of receipts. Ipiranga ended 3Q20 with 7,107 service stations, practically in line with the number in 2Q20.

AmPm – As from 2019, a comprehensive project for reviewing the AmPm’s business and management model has begun. The first stage involved the revision of the physical store with a new layout to provide the consumer with a more fluid and intuitive experience and a larger area for consuming products instore, in an even more pleasant ambience. In addition, AmPm created a digital section in the Abastece Aí application, as well as proprietary solutions via WhatsApp and QR Code and developed partnerships with the leading delivery platforms.

The second stage of the project involved the revision of brand positioning, exploring proximity marketing concepts and new habits of consumption, combined with a review of the product mix, expanding the offer of food service (bakeries and ready-to-eat meals), groceries and home and personal care products.

Early findings of this new model have been promising, with higher sales and better margins. To ensure the feasibility of implementing the rollout of the new model, a careful revision of those stores remaining under the AmPm brand name has been undertaken based on aspects as size, location and profitability. Under this revision AmPm identified 486 stores not suitable to the new business model. In addition, 81 stores ceased its activities during the pandemic. Therefore, the AmPm network ended 3Q20 with 1,778 units.

133

3rd QUARTER 2020

Extrafarma

	3Q20	3Q19	2Q20	Δ	Δ	9M20	9M19	Δ
				3Q20 v 3Q19	3Q20 v 2Q20			9M20 v 9M19
Drugstores (end of period)	408	423	410	(4%)	0%	408	423	(4%)
% mature stores (+3 years)	68%	51%	62%	16.6 p.p.	5.2 p.p.	68%	51%	16.6 p.p.
Gross revenues (R$ million)	523	541	515	(3%)	2%	1,558	1,646	(5%)
EBITDA (R$ million)	28	18	14	52%	103%	50	38	34%

Operational performance – Extrafarma ended 3Q20 with 408 stores, 8 store openings and 23 closures in the past twelve months, a reduction of 4% in its network, and the result of greater selectivity in expansion and a more rigorous approach to underperforming stores. Over the course of 3Q20, the stores located in shopping malls resumed operations, although with limitations on opening hours and with customer flow still below pre-pandemic levels. At the end of 3Q20, stores still ramping-up (with up to three years of operations) represented 32% of the network.

Gross revenues – Total of R$ 523 million (-3%), due to the lower number of stores (-4%) and reduced customer flow in stores based in shopping malls, attenuated by higher same-store-sales excluding stores located in malls (+3%), driven by the annual readjustment in medicine prices and by expanded sales through digital channels. In relation to 2Q20, gross revenues registered a growth of 2%, due to the gradual resumption of mall-based store operations during the pandemic.

Cost of goods sold and gross profit – The cost of goods sold totaled R$ 345 million (-5%) due to lower sales. Gross profit reached R$ 147 million (-2%), equivalent to a gross margin of 28.2%, 0.3 p.p. higher than 3Q19, mainly due to the improvement in retail margins, helped by the postponement of the annual readjustment in medicine prices from April to June, and the lower share of sales in the wholesale segment, where margins are lower. Compared to 2Q20, the cost of goods sold increased by 1%, reflecting the recovery in sales, while gross profit rose by 4%, mainly due to the annual readjustment in medicine prices.

Sales, general and administrative expenses – Total of R$ 159 million (-14%) due to the lower number of stores, expense reduction initiatives, productivity gains and logistics optimization. Compared to the preceding quarter, sales, general and administrative expenses decreased by 3%, resulting from lower payroll expenses.

Other operating results – Reduction of R$ 15 million in relation to 3Q19, mainly due to extraordinary credits from PIS/COFINS taxes and from social security contributions registered in 3Q19.

EBITDA – Total of R$ 28 million (+52%), despite the decline of 3% in sales and extraordinary tax credits in 3Q19. This growth is a consequence of (i) the closure of underperforming stores and higher profitability from the existing network, (ii) initiatives to increase productivity and reduce expenses and (iii) improved margins. Compared to 2Q20, the growth was 103%, mainly reflecting a recovery in sales, the annual readjustment in medicine prices and measures taken to reduce expenses and increase productivity.

Investments – In 3Q20, Extrafarma invested R$ 10 million, largely in the construction of the distribution center in the state of Maranhão, scheduled to be concluded at the end of 2020, in IT and store maintenance.

134

3rd QUARTER 2020

Ultrapar

Amounts in R$ million	3Q20	3Q19	2Q20	Δ	Δ	9M20	9M19	Δ
				3Q20 v 3Q19	3Q20 v 2Q20			9M20 v 9M19
Net revenues	20,762	23,203	15,876	(11%)	31%	58,025	65,635	(12%)
Net income	277	307	50	(10%)	n/a	496	671	(26%)
Earnings per share attributable to shareholders²	0.24	0.27	0.04	(11%)	n/a	0.43	0.59	(27%)
EBITDA ex-non-recurring¹	1,038	992	599	5%	73%	2,447	2,504	(2%)
Adjusted EBITDA	1,038	979	611	6%	70%	2,529	2,439	4%
Investments	313	472	361	(34%)	(13%)	1,024	1,076	(5%)
Operating cash flow	828	922	871	(10%)	(5%)	2,630	2,449	7%

¹ Excludes the effect of the TAC of Ultracargo in 2Q19 and 3Q19, tax credits at Oxiteno in 1Q20 and at tax credits at Ultracargo in 2Q20

² Calculated in Reais based on the weighted average number of shares over the period, net of shares held as treasury

Net revenues – Total of R$ 20,762 million (-11%), mainly due to the decrease in net revenues at Ipiranga impacted by the pandemic. In relation to 2Q20, net revenues increased by 31%, due to higher sales at all the businesses.

Adjusted EBITDA – Total of R$ 1,038 million (+6%), due to EBITDA growth at Oxiteno, Ultragaz, Ultracargo and Extrafarma. Compared to 2Q20, there was an increase of 70%, principally due to the recovery in results at Ipiranga.

Depreciation and amortization3 – Total of R$ 397 million (+8%), the result of greater amortization of software, vehicles and investments executed over the past twelve months. In relation to 2Q20, total costs and expenses with depreciation and amortization increased 4%, due to increased amortization of contractual assets with clients at Ipiranga and vehicles.

Financial result – Ultrapar recorded a net financial expense of R$ 158 million in 3Q20, a slight improvement of R$ 6 million in relation to 3Q19, mainly due to the decrease in interest rates, in spite of higher net debt, greater carrying costs of the gross debt and the concentration of expenses with the mark to market of interest rates. Compared to 2Q20, there was an increase of 97%, due to higher interest expenses on debt, as mentioned above, and to a worsening result of exchange rate variation quarter on quarter.

Net income – Total of R$ 277 million (-10%), as a result of higher costs and expenses with depreciation and amortization and income tax, as well as the negative result of the cash flow hedge from bonds in 3Q20. In relation to 2Q20, net income registered an increase of R$ 227 million, due to the EBITDA growth, partially offset by an increase in financial expenses.

Cash flow from operational activities – Cash generation of R$ 2,630 million in 9M20 compared to R$ 2,449 million in 9M19, mainly due to greater divestment in working capital and to the increased EBITDA in the period.

Results from the Holding, affiliates and abastece aí – In addition to the five principal businesses, Ultrapar recorded a negative impact on its EBITDA of R$ 25 million, comprised of (i) R$ 20 million of the Holding’s expenses and (ii) R$ 6 million of negative EBITDA from abastece aí (new digital payment business), due to payroll and technology expenses for the structuring and growth of the business, partially offset by (iii) R$ 2 million of positive EBITDA with affiliates.

³ Includes amortization of contractual assets with clients – exclusive rights

135

3rd QUARTER 2020

Updates on ESG themes

Oxiteno became a company member of UN’s Global Compact (Ultragaz and Ipiranga were already signatories), an initiative aligned with its Strategic Sustainability Plan of 2030, based on eight pillars that balance economic prosperity, environmental protection and attendance of the society needs. Another achievement of Oxiteno this quarter was to become the first Brazilian chemical company to establish a partnership with EcoVadis, a global leader player in sustainability assessment, aiming to boost sustainable practices along its entire supply chain.

In August, Ipiranga launched its new Sustainability Policy aligned with the principles established by the UN’s Global Compact and Sustainable Development Goals (SDGs). The policy includes new strategic guidelines for sustainability with orientation for acting in material themes such as urban mobility, climate change and ecoefficiency, aiming to generate and protect the value of the business over the long term, applied along its entire value chain. The preparation of the policy arose from a materiality assessment carried out by Ipiranga in 2019 with its stakeholders and the inhouse launch was accompanied by a new visual identity, as well as online events promoted by Ipiranga’s executives and think-tanks in the sector. The policy is available for consultation on Company’s Investor Relations website.

In addition, Ipiranga established a partnership with GDSolar for building and operating five solar energy/photovoltaic power plants to reduce electricity costs in its service stations and franchises and increase the share of renewable energy sources in its energy matrix. The forecast is to generate more than 50 thousand MWh/year from April 2021, sufficient energy to supply approximately 300 service stations with savings of up to 15% in cost of electric energy, totaling an economy of more than R$ 70 million annually in the participating network.

As from September, the Company’s Board of Directors is composed of eleven members with the election of Alexandre Saigh, cofounder and a member of the Executive Committee of Pátria Investimentos. Saigh has a vast experience in portfolio management, infrastructure and capital allocation, themes which are on Ultrapar’s strategic agenda.

In the same month, the Board of Directors elected Rodrigo Pizzinatto as Chief Financial and Investor Relations Officer. Rodrigo Pizzinatto has had a long career of 21 years in the Ultra Group, where he started as an intern, working in several financial areas such as Treasury, M&A, Corporate Planning and IR. In the past years he has been a member of the Executive Board of Extrafarma, where he held the position of Chief Executive Officer between June 2018 and October 2020.

In October, Marcelo Bazzali was elected as Chief Executive Officer of Extrafarma. Bazzali built a solid career of over 25 years in retail, including leadership positions in operations, marketing, commercial, e-commerce and business management in Grupo Pão de Açúcar.

136

3rd QUARTER 2020

Capital markets

Ultrapar’s combined average daily trading volume on B3 and NYSE totaled R$ 169 million/day in 3Q20 (+19% YoY). Ultrapar’s shares closed the quarter quoted at R$ 19.27 on B3, an appreciation of 5% in the quarter, while the Ibovespa stock index remained stable over the same period. In NYSE, Ultrapar’s shares posted an appreciation of 1% in 3Q20, while the Dow Jones stock index registered growth of 8%. Ultrapar closed 3Q20 with a market cap of R$ 21 billion.

Capital markets	3Q20	3Q19	2Q20	9M20	9M19
Number of shares (000)	1,115,006	1,112,810	1,114,919	1,115,006	1,112,810
Market capitalization¹ (R$ million)	21,486	20,576	20,492	21,486	20,576
B3
Average daily trading volume (000 shares)	7,415	6,562	9,136	8,793	5,723
Average daily trading volume (R$ 000)	149,324	121,997	141,452	158,259	124,301
Average share price (R$/share)	20.14	18.59	15.48	18.00	21.72
NYSE
Quantity of ADRs² (000 ADRs)	47,480	46,518	47,480	47,480	46,518
Average daily trading volume (000 ADRs)	958	1,051	1,494	1,458	1,236
Average daily trading volume (US$ 000)	3,594	4,887	4,341	5,639	7,286
Average share price (US$/ADRs)	3.76	4.65	2.91	3.88	5.90
Total
Average daily trading volume (000 shares)	8,373	7,612	10,630	10,251	6,958
Average daily trading volume (R$ 000)	168,661	141,380	164,769	185,681	152,387

¹ Calculated based on the closing share price for the period

² 1 ADR = 1 common share

Performance UGPA3 x Ibovespa – 3Q20

(Jun 30, 2020 = 100)

137

3rd QUARTER 2020

Debt (R$ million)

Ultrapar consolidated	3Q20	2Q20	3Q19
Gross debt	(18,756)	(17,764)	(15,069)
Cash and cash equivalents	9,798	8,448	6,439
Net debt (ex-IFRS 16)	(8,958)	(9,317)	(8,631)
Leases payable	(1,832)	(1,775)	(1,568)
Net debt	(10,790)	(11,092)	(10,199)
Net debt/LTM Adjusted EBITDA¹ (ex-IFRS 16)	2.9x	3.1x	2.7x
Net debt/LTM Adjusted EBITDA¹	3.1x	3.2x	n/a
Average cost of debt	193% DI	141% DI	99% DI
	DI + 1.9%	DI + 1.2%	DI - 0.0%
Average cash yield (% DI)	68%	87%	94%
Duration (years)	4.8	4.4	5.0

¹ LTM Adjusted EBITDA excludes the impairment of Extrafarma of R$ 593 million in 2Q20 and in 3Q20

Ultrapar ended 3Q20 with net financial debt of R$ 9.0 billion, comprised of a gross debt of R$ 18.8 billion and a cash position of R$ 9.8 billion. The effect of exchange rate variation on the net debt for the portion of the notes designated for hedge accounting was R$ 93 million in 3Q20. Considering leases payable (IFRS 16) of R$ 1.8 billion, the Company’s total net debt was R$ 10.8 billion (3.1x LTM Adjusted EBITDA) compared to R$ 11.1 billion on June 30, 2020 (3.2x LTM Adjusted EBITDA), mainly due to the improvement in EBITDA.

Maturity profile and debt breakdown:

138

3rd QUARTER 2020

3Q20 Conference Call

Ultrapar will host a conference call for analysts and investors on November 5, 2020 to comment on the Company’s performance in the third quarter of 2020 and its outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via WEBCAST and held in Portuguese with simultaneous translation into English. The link for access will be available at ri.ultra.com.br. Please connect 15 minutes in advance.

 Conference call in Portuguese with simultaneous translation into English

Time: 11:00 a.m. (BRT) / 9:00 a.m. (EST)

Participants in Brazil: +55 (11) 3181-8565 (HD Web Phone) or +55 (11) 4118-4632

Code: Ultrapar – in Portuguese

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 0785935#

International Participants: +1 (844) 204-8942 (HD Web Phone) or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 3193-1012 (available for seven days)

Code: 9792937#

139

3rd QUARTER 2020

ULTRAPAR
CONSOLIDATED BALANCE SHEET

In million of Reais	SEP 20	SEP 19	JUN 20
ASSETS
Cash and cash equivalents	2,996.3	2,553.3	3,805.2
Financial investments and hedging instruments	5,582.7	3,339.7	3,174.9
Trade receivables and reseller financing	3,801.5	4,201.0	3,505,6
Inventories	3,539.6	3,285.6	2,970.2
Recoverable taxes	1,144.6	1,303.2	1,476.1
Prepaid expenses	136.4	133.3	158.2
Contractual assets with customers - exclusive rights	481.1	481.5	473.0
Other receivable	69.4	76.6	87.3
Total Current Assets	17,751.6	15,374.2	15,650.4
Financial investments and hedging instruments	1,218.8	545.5	1,467.5
Trade receivables and reseller financing	515.2	389.9	470.7
Deferred income and social contribution taxes	1,068.2	599.9	1,016.6
Recoverable taxes	1,573.1	845.7	1,149.1
Escrow deposits	952.4	920.1	949.7
Prepaid expenses	79.8	94.9	87.8
Contractual assets with customers - exclusive rights	1,183.4	977.6	1,127.4
Other receivables	197.0	196.6	197.2
Investments	170.3	130.6	165.8
Right to use assets	2,163.0	1,945.0	2,135.5
Property, plant and equipment	7,976.1	7,453.7	7,899.3
Intangible assets	1,762.2	2,323.0	1,770.5
Total Non-Current Assets	18,859.5	16,422.6	18,437.0
TOTAL ASSETS	36,611.2	31,796.8	34,087.4
LIABILITIES
Loans and hedging instruments	3,004.4	1,131.9	2,335.1
Debentures	960.1	257.4	262.1
Trade payables	3,447.4	2,407.9	2,538.3
Salaries and related charges	514.0	432.1	439.1
Taxes payable	419.7	325.2	316.6
Leases payable	247.7	205.3	238.5
Other payables	409.9	409.0	355.3
Total Current Liabilities	9,003.1	5,168.7	6,485.0
Loans and hedging instruments	9,240.6	7,410.5	8,951.8
Debentures	5,550.9	6,269.4	6,215.2
Provisions for tax, civil and labor risks	844.6	852.5	846.7
Post-employment benefits	234.4	202.3	247.1
Leases payable	1,584.1	1,362.7	1,536.7
Other payables	326.2	457.6	297.0
Total Non-Current Liabilities	17,780.8	16,554.9	18,094.5
TOTAL LIABILITIES	26,783.9	21,723.6	24,579.4
EQUITY
Share capital	5,171.8	5,171.8	5,171.8
Reserves	4,593.8	4,646.1	4,595.3
Treasury shares	(489.1)	(485.4)	(485.4)
Other	147.8	355.2	(163.3)
Non-controlling interests in subsidiaries	403.0	385.6	391.6
Total equity	9,827.3	10,073.2	9,508.0
TOTAL LIABILITIES AND EQUITY	36,611.2	31,796.8	34,087.4
Cash and financial investments	9,797.8	6,438.5	8,447.5
Loans and debentures	(18,755.9)	(15,069.2)	(17.764.2)
Leases payable	(1,831.8)	(1,567.9)	(1,775.3)
Net cash (debt)	(10,789.9)	(10,198.7)	(11,091.9)
Net cash (debt) ex-IFRS 16	(8,958.1)	(8,630.7)	(9,316.6)

140

3rd QUARTER 2020

ULTRAPAR
CONSOLIDATED INCOME STATEMENT

In million of Reais	3Q20	3Q19	3Q20	9M20	9M19
Net revenue from sales and services	20,762.1	23,203.3	15,876.2	58,025.5	65,635.2
Cost of products and services sold	(19,123.3)	(21,580.2)	(14,825.0)	(53,925.5)	(61,161.8)
Gross profit	1,638.8	1,623.1	1,051.2	4,099.9	4,473.4
Operating expenses
Selling and marketing	(630.7)	(613.5)	(608.3)	(1,883.9)	(1,988.5)
General and administrative	(373.9)	(445.5)	(293.2)	(1,077.0)	(1,245.0)
Other operating income	(45.9)	53.2	36.2	114.2	100.0
Gain (loss) on disposal of property, plant and equipment and intangibles	15.0	2.0	14.0	35.9	(0.9)
Operating income (loss)	603.3	619.3	199.8	1,289.2	1,340.8
Financial result
Financial income	71.6	125.6	53.1	306.8	401.9
Financial expenses	(299.5)	(289.0)	(133.4)	(712.6)	(656.6)
Share of profit (loss) of subsidiaries, joint ventures and associates	(4.8)	(8.2)	(13.3)	(30.5)	(18.3)
Income before income and social contribution taxes	440.7	447.6	106.2	852.9	1,067.8
Provision for income and social contribution taxes
Current	(250.2)	(58.7)	(130.7)	(460.1)	(337.6)
Deferred	20.5	(93.1)	55.1	46.8	(90.5)
Benefit of tax holidays	21.3	11.4	19.3	56.6	30.9
Net income	277.3	307.3	50.0	496.2	670.6
Net income attributable to:
Shareholders of the Company	265.4	297.8	41.1	467.4	640.1
Non-controlling interests in subsidiaries	11.9	9.5	9.0	28.8	30.5
Adjusted EBITDA	1,038.3	979.3	611.0	2,529.2	2,438.8
Depreciation and amortization¹	397.0	368.3	381.4	1,165.0	1,116.2
Cash flow hedge bonds	42.9	-	43.1	105.6	-
Total investments²	312.8	472.4	360.8	1,023.7	1,076.0
RATIOS
Earnings per share - R$	0.24	0.27	0.04	0.43	0.59
Net debt / Stockholders' equity	0.91	0.86	0.98	0.91	0.86
Net debt / LTM Adjusted EBITDA³ (ex-IFRS16)	2.91	2.72	3.07	2.91	2.72
Net debt / LTM Adjusted EBITDA³	3.10	n/a	3.24	3.10	n/a
Net interest expense / Adjusted EBITDA	0.15	0.17	0.13	0.16	0.10
Gross margin	7.9%	7.0%	6.6%	7.1%	6.8%
Operating margin	2.9%	2.7%	1.3%	2.2%	2.0%
Adjusted EBITDA margin	5.0%	4.2%	3.8%	4.4%	3.7%
Number of employees	15,759	16,529	16,003	15,759	16,529

¹ Includes amortization with contractual assets with customers – exclusive rights
² Includes property, plant and equipment and additions to intangible assets,contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, financing of clients and rental advances (net of repayments) and acquisition of shareholdings
³ LTM adjusted EBITDA does not consider impairment of Extrafarma for 2Q20, 3Q20 and 9M20
141

3rd QUARTER 2020

ULTRAPAR
CONSOLIDATED CASH FLOW

In million of Reais	JAN - SEP	JAN - SEP
	2020	2019
Cash flows from operating activities
Net income for the period	496.2	670.6
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	30.5	18.3
Amortization of contractual assets with customers - exclusive rights	224.4	273.4
Amortization of right to use assets	242.1	219.2
Depreciation and amortization	698.4	623.6
PIS and COFINS credits on depreciation	11.5	11.1
Interest and foreign exchange rate variations	768.8	1,083.9
Deferred income and social contribution taxes	(46.8)	90.5
(Gain) loss on disposal of property, plant and equipment and intangibles	(35.9)	(0.9)
Expected losses on doubtful accounts	29.1	27.5
Provision for losses in inventories	(0.8)	3.0
Provision for post-employment benefits	(18.6)	(1.9)
Equity instrument granted	4.5	5.4
Other provisions and adjustments	(1.0)	(2.1)
	2,402.3	3,021.7
(Increase) decrease in current assets
Trade receivables and reseller financing	255.2	225.7
Inventories	180.8	71.2
Recoverable taxes	303.1	(406.3)
Dividends received from subsidiaries and joint-ventures	4.7	3.7
Insurance and other receivables	(32.4)	(18.0)
Prepaid expenses	(65.0)	12.7
Increase (decrease) in current liabilities
Trade payables	607.4	(344.2)
Salaries and related charges	108.4	3.9
Taxes payable	40.4	2.2
Income and social contribution taxes	171.9	118.4
Post-employment benefits	0.6	(3.4)
Provision for tax, civil, and labor risks	1.5	15.0
Insurance and other payables	66.4	87.1
Deferred revenue	(0.7)	(5.7)
(Increase) decrease in non-current assets
Trade receivables and reseller financing	(96.8)	39.9
Recoverable taxes	(700.8)	7.1
Escrow deposits	(31.0)	(38.6)
Other receivables	0.4	0.1
Prepaid expenses	5.3	(11.8)
Increase (decrease) in non-current liabilities
Post-employment benefits	9.1	0.3
Provision for tax, civil, and labor risks	(39.5)	(12.8)
Other payables	(37.0)	43.3
Deferred revenue	-	(11.9)
Payments of contractual assets with customers - exclusive rights	(296.8)	(231.7)
Income and social contribution taxes paid	(227.3)	(118.9)
Net cash provided by operating activities	2,630.3	2,449.1
Cash flows from investing activities
Financial investments, net of redemptions	(1,567.1)	(841.2)
Acquisition of property, plant, and equipment	(587.1)	(669.8)
Acquisition of intangible assets	(112.3)	(75.8)
Capital increase in joint ventures	(20.0)	(22.9)
Initial upfront costs of entitlement assets	-	(65.5)
Proceeds from disposal of property, plant and equipment and intangibles	86.0	28.7
Net cash used in investing activities	(2,200.5)	(1,650.6)
Cash flows from financing activities
Loans and debentures
Proceeds	3,591.6	2,016.4
Repayments	(2,280.2)	(2,160.6)
Interest paid	(478.8)	(1,220.7)
Payments of lease	(266.5)	(237.2)
Dividends paid	(264.5)	(596.5)
Redemption of non-controlling shares of Oxiteno Nordeste	-	(2.2)
Capital increase from Iconic non-controlling shareholders	-	7.0
Related parties	(0.1)	(0.1)
Net cash provided by (used in) financing activities	(301.7)	(2,193.9)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	149.5	9.8
Increase (decrease) in cash and cash equivalents	881.0	(1,385.7)
Cash and cash equivalents at the beginning of the period	2,115.4	3,939.0
Cash and cash equivalents at the end of the period	2,996.3	2,553.3
Transactions without cash effect:
Addition on right to use assets and leases payable	407.1	244.7
Initial direct costs of right to use assets	-	20.4
Addition on contractual assets with costumers - exclusive rights	140.0	-
Reversion fund - private pension	47.1	-

142

3rd QUARTER 2020

ULTRAGAZ
BALANCE SHEET

In million of Reais	SEP 20	SEP 19	JUN 20
OPERATING ASSETS
Trade receivables	366.9	393.3	336.9
Non-current trade receivables	31.7	13.5	31.3
Inventories	122.3	172.6	132.6
Taxes	97.9	80.9	96.1
Escrow deposits	218.9	221.6	220.4
Other	63.0	55.5	73.7
Right to use assets	110.7	128.8	107.0
Property, plant and equipment / Intangibles	1,045.0	955.2	1,022.4
TOTAL OPERATING ASSETS	2,056.4	2,021.5	2,020.5
OPERATING LIABILITIES
Suppliers	88.7	81.6	93.1
Salaries and related charges	105.9	118.7	90.3
Taxes	25.2	9.9	13.0
Judicial provisions	127.3	119.4	129.4
Leases payable	150.7	166.2	144.3
Other accounts payable	80.0	119.1	83.1
TOTAL OPERATING LIABILITIES	577.8	614.9	553.2

INCOME STATEMENT

In million of Reais	3Q20	3Q19	2Q20	9M20	9M19
Net sales	1,954.9	1,894.4	1,723.4	5,439.7	5,307.1
Cost of products sold	(1,636.8)	(1,604.8)	(1,442.3)	(4,602.0)	(4,586.8)
Gross profit	318.0	289.6	281.1	837.7	720.3
Operating expenses
Selling	(104.4)	(107.2)	(104.2)	(315.1)	(320.6)
General and administrative	(54.4)	(51.4)	(32.3)	(134.2)	(152.3)
Other operating income	0.5	2.5	1.8	7.1	5.5
Gain (loss) on disposal of property, plant and equipment and intangibles	2.8	1.6	2.3	6.0	2.8
Operating income (loss)	162.5	135.0	148.7	401.4	255.7
Share of profit of subsidiaries, joint ventures and associates	(0.1)	(0.0)	0.0	(0.0)	0.0
Adjusted EBITDA	222.2	187.5	205.7	574.8	418.7
Depreciation and amortization¹	59.7	52.5	56.9	173.4	163.0
Ratios
Gross margin (R$/ton)	702	632	650	641	565
Operating margin (R$/ton)	359	295	344	307	201
EBITDA margin (R$/ton)	491	409	476	440	329
Number of employees	3,421	3,401	3,428	3,421	3,401

¹ Includes amortization with contractual assets with customers - exclusive rights

143

3rd QUARTER 2020

ULTRACARGO
BALANCE SHEET

In million of Reais	SEP 20	SEP 19	JUN 20
OPERATING ASSETS
Trade receivables	43.4	38.4	62.0
Inventories	7.8	6.3	8.1
Taxes	15.2	27.0	17.4
Other	30.0	15.0	30.1
Right to use assets	473.1	307.9	475.1
Property, plant and equipment / Intangibles / Investments	1,381.9	1,246.3	1,329.3
TOTAL OPERATING ASSETS	1,951.3	1,640.8	1,922.1
OPERATING LIABILITIES
Suppliers	64.7	28.2	25.0
Salaries and related charges	41.9	24.5	37.5
Taxes	15.4	7.6	11.6
Judicial provisions	9.4	8.6	9.9
Leases payable	438.2	259.1	436.0
Other accounts payable¹	94.9	140.6	97.7
TOTAL OPERATING LIABILITIES	664.4	468.5	617.8

'¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables - indemnification clients and third parties

INCOME STATEMENT

In million of Reais	3Q20	3Q19	2Q20	9M20	9M19
Net sales	159.9	135.3	155.0	478.2	387.9
Cost of services sold	(68.1)	(68.6)	(65.6)	(196.2)	(187.4)
Gross profit	91.8	66.8	89.4	282.0	200.5
Operating expenses
Selling	(1.7)	(2.4)	(1.7)	(5.1)	(6.0)
General and administrative	(33.1)	(29.4)	(26.8)	(90.7)	(84.4)
Other operating income	(1.4)	(10.3)	9.7	11.2	(60.9)
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.2)	(0.1)	(0.0)	(0.4)	(0.0)
Operating income (loss)	55.4	24.6	70.6	196.9	49.1
Share of profit of subsidiaries, joint ventures and associates	0.2	0.6	0.3	0.6	1.7
EBITDA	78.4	45.0	91.5	260.5	111.1
Depreciation and amortization	22.9	19.8	20.6	63.0	60.3
Ratios
Gross margin	57.4%	49.3%	57.7%	59.0%	51.7%
Operating margin	34.6%	18.1%	45.6%	41.2%	12.7%
EBITDA margin	49.1%	33.3%	59.1%	54.5%	28.7%
Number of employees	911	751	878	911	751

144

3rd QUARTER 2020

OXITENO
BALANCE SHEET

In million of Reais	SEP 20	SEP 19	JUN 20
OPERATING ASSETS
Trade receivables	738.4	607.5	707.8
Inventories	941.2	741.5	951.9
Taxes	642.4	585.8	665.1
Other	158.3	154.7	173.1
Right to use assets	41.7	40.1	40.1
Property, plant and equipment / Intangibles / Investments	2,994.1	2,660.1	2,962.4
TOTAL OPERATING ASSETS	5,516.2	4,789.7	5,500.2
OPERATING LIABILITIES
Suppliers	638.6	422.7	545.9
Salaries and related charges	148.0	107.2	114.7
Taxes	62.5	36.8	36.4
Judicial provisions	27.4	28.3	26.8
Leases payable	44.3	41.1	42.4
Other accounts payable	41.5	52.2	43.3
TOTAL OPERATING LIABILITIES	962.2	688.3	809.6

INCOME STATEMENT

In million of Reais	3Q20	3Q19	2Q20	9M20	9M19
Net sales	1,425.0	1,120.6	1,201.0	3,733.9	3,242.6
Cost of products sold
Variable	(964.8)	(759.6)	(798.4)	(2,492.3)	(2,221.6)
Fixed	(134.2)	(103.9)	(124.5)	(361.0)	(347.9)
Depreciation and amortization	(53.3)	(46.9)	(50.2)	(149.0)	(140.8)
Gross profit	272.7	210.2	227.9	731.6	532.2
Operating expenses
Selling	(105.5)	(86.4)	(89.8)	(279.8)	(251.1)
General and administrative	(113.4)	(96.0)	(89.2)	(312.3)	(277.0)
Other operating income	0.8	0.8	1.3	74.0	3.0
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.4)	(0.1)	(0.0)	(0.6)	0.3
Operating income (loss)	54.1	28.5	50.1	212.8	7.6
Share of profit of subsidiaries, joint ventures and associates	0.2	0.3	0.1	0.6	0.6
Adjusted EBITDA	168.8	80.5	161.6	523.0	164.8
Depreciation and amortization	71.6	51.7	68.2	204.0	156.7
Cash flow hedge bonds	42.9	-	43.1	105.6	-
Ratios
Gross margin (R$/ton)	1,347	1,076	1,371	1,332	952
Gross margin (US$/ton)	250	271	254	262	245
Operating margin (R$/ton)	267	146	302	387	14
Operating margin (US$/ton)	50	37	56	76	3
EBITDA margin (R$/ton)	834	412	972	952	295
EBITDA margin (US$/ton)	155	104	180	188	76
Number of employees	1,849	1,894	1,834	1,849	1,894

145

3rd QUARTER 2020

IPIRANGA
BALANCE SHEET

In million of Reais	SEP 20	SEP 19	JUN 20
OPERATING ASSETS
Trade receivables	2,584.9	3,010.3	2,335.9
Non-current trade receivables	483.2	376.2	439.2
Inventories	2,000.1	1,850.2	1,385.7
Taxes	1,226.0	821.0	1,089.6
Contractual assets with customers - exclusive rights	1,658.5	1,458.6	1,593.9
Other	511.5	551.8	533.6
Right to use assets	1,098.3	1,003.3	1,073.8
Property, plant and equipment / Intangibles / Investments	3,534.7	3,505.0	3,593.3
TOTAL OPERATING ASSETS	13,097.1	12,576.4	12,044.9
OPERATING LIABILITIES
Suppliers	2,484.3	1,714.5	1,690.3
Salaries and related charges	117.9	120.1	108.0
Post-employment benefits	230.1	202.3	234.6
Taxes	184.9	186.6	140.6
Judicial provisions	298.0	333.3	299.8
Leases payable	752.1	651.5	709.9
Other accounts payable	347.6	246.7	286.4
TOTAL OPERATING LIABILITIES	4,414.9	3,454.9	3,469.7

INCOME STATEMENT

In million of Reais	3Q20	3Q19	2Q20	9M20	9M19
Net sales	16,767.4	19,568.5	12,350.2	47,017.1	55,220.0
Cost of products and services sold	(15,955.9)	(18,676.3)	(12,035.0)	(45,195.5)	(52,673.6)
Gross profit	811.5	892.2	315.2	1,821.6	2,546.3
Operating expenses
Selling	(272.5)	(259.2)	(273.2)	(853.4)	(927.3)
General and administrative	(134.5)	(203.5)	(88.6)	(382.0)	(551.5)
Other operating income	(46.3)	45.2	21.9	19.7	110.4
Gain (loss) on disposal of property, plant and equipment and intangibles	12.9	0.7	14.0	33.4	(2.0)
Operating income (loss)	371.1	475.4	(10.8)	639.3	1,176.0
Share of profit of subsidiaries, joint ventures and associates	(0.3)	0.4	0.8	0.8	1.3
Adjusted EBITDA	565.7	679.4	178.7	1,224.3	1,787.1
Depreciation and amortization¹	194.9	203.6	188.7	584.1	609.8
Ratios
Gross margin (R$/m³)	147	144	68	116	146
Operating margin (R$/m³)	67	77	(2)	41	68
Adjusted EBITDA margin (R$/m³)	102	110	39	78	103
Adjusted EBITDA margin (%)	3.4%	3.5%	1.4%	2.6%	3.2%
Number of service stations	7,107	7,151	7,105	7,107	7,151
Number of employees	3,276	3,287	3,351	3,276	3,287

¹ Includes amortization with contractual assets with customers - exclusive rights

146

3rd QUARTER 2020

EXTRAFARMA
BALANCE SHEET

In million of Reais	SEP 20	SEP 19	JUN 20
OPERATING ASSETS
Trade receivables	54.0	155.1	66.5
Inventories	468.2	515.0	491.9
Taxes	227.4	213.0	213.7
Other	26.6	22.0	29.6
Right to use assets	402.4	464.4	402.5
Property, plant and equipment / Intangibles	497.9	1,136.7	508.8
TOTAL OPERATING ASSETS	1,676.5	2,506.2	1,713.0
OPERATING LIABILITIES
Suppliers	167.1	162.9	179.0
Salaries and related charges	60.4	60.6	58.6
Taxes	20.4	28.7	27.5
Judicial provisions	9.7	40.1	9.7
Leases payable	407.1	449.6	403.4
Other accounts payable	15.7	14.3	11.1
TOTAL OPERATING LIABILITIES	680.4	756.1	689.3

INCOME STATEMENT

In million of Reais	3Q20	3Q19	2Q20	9M20	9M19
Gross revenues	522.9	540.9	514.7	1,558.4	1,646.1
Sales returns, discounts and taxes	(30.8)	(28.0)	(30.6)	(88.9)	(87.0)
Net sales	492.0	512.9	484.1	1,469.5	1,559.1
Cost of products and services sold	(344.6)	(362.0)	(342.7)	(1,035.8)	(1,115.3)
Gross profit	147.5	151.0	141.3	433.7	443.8
Operating expenses	(158.9)	(184.4)	(163.3)	(496.6)	(561.3)
Other operating income	0.3	14.9	(0.6)	(0.7)	40.1
Gain (loss) on disposal of property, plant and equipment and intangibles	0.0	(0.2)	(2.3)	(2.3)	(0.2)
Impairment	-	-	-	-	-
Operating income (loss)	(11.1)	(18.6)	(24.8)	(65.9)	(77.6)
EBITDA	27.7	18.2	13.7	50.2	37.5
Depreciation and amortization	38.8	36.9	38.5	116.2	115.1
Ratios¹
Gross margin	28.2%	27.9%	27.5%	27.8%	27.0%
Operating margin	(2.1%)	(3.4%)	(4.8%)	(4.2%)	(4.7%)
EBITDA margin	5.3%	3.4%	2.7%	3.2%	2.3%
Number of employees	5,893	6,811	6,095	5,893	6,811

¹ Calculated based on gross revenues

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   ULTRAPAR PARTICIPAÇÕES S.A.

 Publicly Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

November 4, 2020, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; (v) other executive officers of the Company, Mrs. Décio de Sampaio Amaral, João Benjamin Parolin, Marcelo Pereira Malta de Araújo and Tabajara Bertelli Costa; (vi) in relation to item 1 below, the coordinator of the Audit and Risks Committee, Mr. Flávio Cesar Maia Luz, and the president of the Fiscal Council, Mr. Geraldo Toffanello.

Agenda and decisions:

1.	After having analyzed and discussed the performance of the Company in the third quarter of the current fiscal year, the respective financial statements were approved.

2.	The members of the Board of Directors approved the Personal Data Protection and Privacy Corporate Policy, and authorized the Company's Executive Officers to take the necessary measures to implement the Privacy Program established herein.

3.

The Board members approved the Corporate Appointment Policy for Members of the Board of Directors, its Advisory Committees and Executive Officers Board, under the terms proposed by the Company's management.

4.

Considering the Conduct Committee currently vacant position, the members of the Board elected Mr. Julio Cesar Nogueira to occupy the position. The composition of the Conduct Committee is namely Mrs. Marcelo Fernandez Trindade, as President, Lucio de Castro Andrade Filho, Cristiane Silva Leite, Julio Cesar Nogueira and André Brickmann Areno.

  Observation: The resolutions were approved, with no amendments or qualifications, by all the Board Members.

  As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

  Pedro Wongtschowski – Chairman

  Lucio de Castro Andrade Filho – Vice-Chairman
  Alexandre Gonçalves Silva

  Alexandre Teixeira de Assumpção Saigh

  Ana Paula Janes Vescovi

  Flávia Buarque de Almeida

  Joaquim Pedro de Mello

  Jorge Marques de Toledo Camargo

  José Galló

  José Maurício Pereira Coelho

  Nildemar Secches

  André Brickmann Areno – Secretary

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  1. PURPOSE

  The purpose of this Corporate Nomination Policy for Members of the Board of Directors (“Board”), Advisory Committees (“Committees”) and Executive Officers Board (“Policy”) is to establish the criteria for composition of such Ultrapar’s bodies, as well as procedures for appointment and evaluation of the respective members, in accordance with the best corporate governance practices.

  2. PRINCIPLES AND GROUNDS

  2.1    The Policy is based on the guidelines and provisions set forth in: (i) the Bylaws; (ii) Law 6404/76; (iii) the Brazilian Corporate Governance Code; (iv) the B3’s Novo Mercado Listing Regulation; and (v) the legislation and regulation in force applicable to the Company.

  2.2     The Board of Directors and its Committees and Executive Officers Board thereof shall be composed of highly qualified professionals, with proved professional or academic experience, in conformity with the Company’s values and Code of Ethics.

  2.3      The appointment shall consider the time of experience, academic background, available time to perform the duties and diversity. Such criteria shall ensure that the Company benefits from a wide range of visions, experiences and arguments, in order to undertake the decisions with greater quality and security.

  3. PEOPLE COMMITTEE

  Under the Bylaws, the People Committee shall support the Board of Directors in the nomination process, so that the Company is able to be properly prepared in advance for the succession of these positions and monitor the actions that ensure the adoption of a model for attraction, retention and motivation of the management members with the required qualifications, aligned with the Company’s strategic plans.

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  4. BOARD OF DIRECTORS

  A. Composition Criteria

  4.1     The Board of Directors shall be composed of, at least, five (5) and, at most, eleven (11) members, elected and subject to removal by the Shareholders' Meeting, for unified term of office of two (2) years, reelection permitted, under the terms of the Company’s Bylaws.1

  4.2     The Board of Directors shall be mandatorily composed of, at least, thirty percent (30%) or two (2) independent members, whichever is higher, under the terms of the Company’s Bylaws.2

   4.2.1     When, as a result of compliance with the percentage referred to in the caput hereof, the number of directors results in a fraction, such number will be rounded to the immediately higher whole number, as established in the Company’s Bylaws.3

  4.2.2     The appointment of the independent directors shall comply with the rules and procedures set forth in the Novo Mercado Listing Regulation and the Ultrapar’s Bylaws, subject to approval at the Shareholders' Meeting held to elect such independent directors.

  4.3     The appointment of the Board of Directors’ members shall comply with the following criteria, without prejudice to the legal and regulatory requirements, as well as those set forth in the Bylaws:

(i)	do not hold any Officer position in the Company;
(ii)	comply with the values and culture of the Company and the Company’s Code of Ethics;
(iii)	have well-regarded reputation, as set forth in article 147, paragraph 3, of Law 6404/76;

  1 As set forth in article 17 of the Bylaws.

  2 As set forth in article 18 of the Bylaws.

  3 As set forth in article 18, paragraph 1, of the Bylaws.

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(iv)	have educational qualification compatible with the Board of Directors’ duties;
(v)	have professional experience in areas or subjects of interest of the Company;
(vi)	do not be a party to any final decision, ruled by CVM, which had suspended, disqualified or designated the member as non-eligible to the Company’s management position, as provided for in article 147, paragraph 2, of Law 6404/76;
(vii)	do not be prohibited, by specific law, or be convicted for bankruptcy crime, improper administration, active or passive corruption, embezzlement, crime against popular economy, public faith, public property or national financial system, or crime that prohibits the access to governmental positions, as provided for in article 147, paragraph 1, of Law 6404/76;
(viii)	do not have conflict of interests with the Company and its subsidiaries and associated companies (the conflict of interest with the Company is characterized by the person who, on a cumulative basis: (a) has been elected by any shareholder who has also been elected as a management member of a competitor; and (b) has any subordination relationship with the shareholder who have elected such person), as set forth in article 147, paragraph 3, of Law 6404/76; and
(ix)	have available time to properly exercise the position and comply with the assumed responsibility, including, but not limited to, attendance to the Board of Directors’ meetings and previous reading of the documentation.

  4.4      The proposed reelection of the Board of Directors’ members shall take into account the results from the assessments conducted during the previous terms of office of such members.

  B. Appointment Procedures

  4.5    The appointment of the Board of Directors’ members at the Shareholders' Meeting may be performed by the Board of Directors itself or any other

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  shareholder or group of shareholders, as set forth in Law 6404/76 and the Bylaws.4

  4.6 At the date the Shareholders' Meeting for electing the members of the Board of Directors is called, the Board shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147, Paragraph 3 of Law no. 6,404/76.5

  4.7. Whenever there are Shareholders' Meeting for election of directors, the Board shall include, in the respective proposal of the management, its expression including: (i) confirmation of the adhesion of each candidate to the position of member of the Board to this Policy; and (ii) the reasons, in accordance with the provisions of the Novo Mercado Listing Regulation and the declaration of independence submitted by the candidate, by which the qualification of each applicant as independent director is verified.6

  4.8. Pursuant to the Bylaws, the shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders' Meeting, send to the Board statements individually signed by the candidates nominated by them, containing the information mentioned in item 4.7 above; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s internet website and sent by electronic means to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates are available to the shareholders at the Company’s headquarters.7

  4 As set forth in article 20, paragraph 1, of the Bylaws.

  5 As set forth in article 20, paragraph 2, of the Bylaws.

  6 As set forth in article 15 of the Board of Directors’ Internal Regulation.

  7 As set forth in article 20, Paragraph 3, of the Bylaws.

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  4.8.1  The Board of Directors shall confirm whether the requirements set forth in items 4.2, 4.3 and 4.8 of this Policy have been complied and, in the case, the names of the candidates shall be voted at the Shareholders' Meeting.

  4.9     The other rules on the appointment, election, vacancy and replacements shall comply with the provisions set forth in the Bylaws, Board of Directors’ Internal Bylaws and applicable legislation in force.

  5. EXECUTIVE OFFICERS BOARD

  A. Composition Criteria

  5.1     Under the terms of the Company’s Bylaws, the Executive Officers Board shall be composed of up to eight (8) Officers, shareholders or not, resident in Brazil, elected by the Board of Directors, without specific designation, except for the Chief Executive Officer and the Investor Relations Officer, which duties are described in the Bylaws.8

  5.2.     The Officers’ term of office shall be 2 (two) years, with reelection permitted, and shall continue until each successor is elected.9

  5.3     The Board of Directors shall appoint for executive positions professionals who are able to combine the interests of the Company, shareholders, managers and employees, in addition to the Company’s social and environmental responsibility, based on the principles of lawfulness and ethics.

  5.4     The Executive Officers Board’s members shall be appointed in conformity with the following criteria, without prejudice to the legal and regulatory requirements and the provisions set forth in the Bylaws:

(i)	do not hold any position in the Company’s Board of Directors;

  8  As set forth in article 31 of the Bylaws.

  9 As set forth in article 31, sole paragraph, of the Bylaws.

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(ii)	comply with the values and culture of the Company and the Company’s Code of Ethics;
(iii)	have well-regarded reputation, as set forth in article 147, paragraph 3, of Law 6404/76;
(iv)	have educational qualification compatible with the Officer’s duties;
(v)	have professional experience compatible with the Officer’s duties;
(vi)	do not be a party to any final decision, ruled by CVM, which had suspended, disqualified or designated the member as non-eligible to the Company’s management position, as provided for in article 147, paragraph 2, of Law 6404/76;
(vii)	do not be prohibited, by specific law, or be convicted for bankruptcy crime, improper administration, active or passive corruption, embezzlement, crime against popular economy, public faith, public property or national financial system, or crime that prohibits the access to governmental positions, as provided for in article 147, paragraph 1, of Law 6404/76; and
(viii)	do not have any conflict of interest with the Company and its subsidiaries or associated companies, as set forth in article 147, paragraph 3, of Law 6404/76.

  5.5     The proposed reelection of the Executive Officers Board’s members shall take into account the results from the assessments conducted during the exercise of the activities.

  B. Nomination Procedure

  5.6     The appointment of the Executive Board’s members, including the Chief Executive Officer, shall be approved by the Board of Directors, supported by the People Committee.

  5.7    The performance of the requirements set forth in items 5.4 and 5.5 of this Policy shall be verified by the People Committee and, if complied indeed, the name of the candidate shall be voted at the Board of Directors’ meeting and the election, shall be conducted as set forth in the applicable legislation in force.

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  5.8     The contracting of the Company’s and its subsidiaries’ non-statutory Officers shall also comply with the criteria set forth in items 2.3 and 5.4 of this Policy.

  6. ADVISORY COMMITTEES

  A. Composition Criteria

  6.1      The Board of Directors shall have mandatorily the following advisory committees:

  a) Audit and Risk Committee;

  b) People Committee; and

  c) Strategy Committee.

  6.1.1. The Board of Directors may establish additional advisory committees[10], in conformity with the appointment criteria established in this Policy, including the definition of the guidelines and duties upon installation and indication of the respective members thereof.

  6.2    The composition of the Committees, including the term of office of its members, shall comply with the provisions set forth in the Bylaws, applicable legislation in force and respective Internal Bylaws, in addition to the principles and criteria provided for in items 2.2 and 2.3 of this Policy.

  6.3      The proposed reelection of the Committees’ members shall take into account the results from the assessments conducted during the previous terms of office of such members.

  B. Nomination Procedure

  10 As set forth in article 38, paragraph 2, of the Bylaws.

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  6.4      The members of the Committees and advisory bodies under the Ultrapar’s Board of Directors shall be appointed by any director within up to seven (7) days in advance from the meeting held to indicate the composition of the new Committee, when applicable.

  6.5      The performance of the requirements set forth in items 6.2 and 6.3 of this Policy shall be verified by the Board of Directors and the appointed candidate shall be approved by the Board of Directors.

  7. ASSESSMENT PROCESS

  A. Board of Directors

  7.1     In order to ensure the effective dynamics and operation of the Board of Directors and related Committees and advisory bodies thereof, the Company shall conduct a periodical assessment at least once per term of office.

  7.2      The assessment shall be approved by the Board of Directors and be composed of the assessment of the Board of Directors itself and the related Committees, as well as the individual members, conducted internally or by a specialized company.

  7.3      The purpose of the assessment is to measure the dimensions related to the composition, operation, qualification, dedication and effectiveness, which is an essential element in the appointment process set forth in this Policy.

  B. Executive Officers Board

  7.4 The Company’s Chief Executive Officer shall be annually evaluated by the Chairman of the Board of Directors, inclusive with respect to the compliance with the individual and economic goals. The other members of the Statutory Executive

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  Officers Board shall be similarly evaluated by the Chief Executive Officer, which results shall be reported and approved by the People Committee.

  7.5     The results from the assessments referred to above shall be reported to the Board of Directors.

  8. GENERAL PROVISIONS

  8.1     This Policy shall become effective on the date of approval by the Board of Directors and shall solely be modified in conformity with the provisions set forth in the Company’s Bylaws.

  8.2     This Policy is available for consultation in the Company’s Investor Relations website.

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  EXHIBIT I – DEFINITIONS

  For the purposes of this Regulation, the terms below shall have the following meanings:

  “B3”: B3 S.A. - Brasil, Bolsa, Balcão;

  “Company” or “Ultrapar”: Ultrapar Participações S.A.;

  “CVM”: Brazilian Securities and Exchange Commission;

  “Executive Officers Board”: Ultrapar’s Statutory Executive Officers Board;

  “Bylaws”: Ultrapar’s Bylaws;

  “Novo Mercado Listing Regulation”: is the B3’s Novo Mercado Listing Rules;

  “Ultra Group”: Ultrapar and its subsidiaries in Brazil and abroad.

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  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: November 04, 2020

ULTRAPAR HOLDINGS INC.

By	/s/ Rodrigo de Almeida Pizzinatto
Name:	Rodrigo de Almeida Pizzinatto
Title:	Chief Financial and Investor Relations Officer

  (  Parent’s Separate and Consolidated Interim Financial Information as of and the Three-month period Ended September 30, 2020 and Report on Review of Interim Financial Information, 3Q20 Earnings Release, Board of Directors minutes and Corporate Appointment Policy for Members Of The Board Of Directors, Advisory Committees and Executive Board)